Confidential Draft No. 3 as confidentially submitted to the U.S. Securities and Exchange Commission on August 16, 2023.

This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FUNCTIONAL BRANDS INC.
(Exact name of registrant as specified in its charter)

Delaware	325411	85-4094332
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6400 SW Rosewood Street

Lake Oswego, Oregon 97035

(269) 579-2915

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Gripentrog

Chief Executive Officer

6400 SW Rosewood Street

Lake Oswego, Oregon 97035

(269) 579-2915

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph M. Lucosky, Esq. Scott E. Linsky, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 (732) 395-4400	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square, New York NY 10036-6569 (212) 326-0820

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the public offering of common stock through the underwriter named on the cover page of this prospectus, which we refer to as Public Offering Prospectus.

●	The Resale Prospectus. A prospectus to be used for the resale by selling shareholders of [●] shares of common stock, which we refer to as the Resale Prospectus.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different front and back covers;

●	they contain different Offering sections in the Prospectus Summary;

●	they contain different Use of Proceeds sections;

●	the Capitalization and Dilution sections are deleted from the Resale Prospectus;

●	a Selling Shareholders section is included in the Resale Prospectus;

●	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution section is inserted in its place; and

●	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriter.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling shareholders.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 16, 2023.

PRELIMINARY PROSPECTUS

FUNCTIONAL BRANDS INC.

Shares of Common Stock

This is an initial public offering of our common stock. We are offering            shares of our common stock. We currently estimate that the initial public offering price will be between $             and $             per share of common stock.

Currently, there is no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange (“NYSE”), under the symbol “[●].” We cannot guarantee that our common stock will be approved for listing on the NYSE and if our common stock is not approved for listing on NYSE, we will not consummate this offering.

After completion of this offering, public investors in the offering will own approximately            % of our outstanding shares of common stock, and approximately            % of our outstanding shares of common stock will be owned by Hemptown Organics Corp, a British Columbia, Canada corporation (“HOC”). Accordingly, we are a “controlled company” under NYSE corporate governance rules and are eligible for certain exemptions from these rules, though we do not intend to rely on any such exemptions.  See “Risk Factors – We will be a ‘controlled company’ within the meaning of the listing rules of NYSE and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” on page 27 for more information.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See the section of this prospectus entitled “Risk Factors” beginning on page 11 for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL(4)
Initial public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)	The assumed initial public offering price is $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.
(2)	We have agreed to pay the underwriter a discount equal to [●]% of the gross proceeds of the offering. We have agreed to sell to the Representative, on the applicable closing date of this offering, warrants in an amount equal to [●]% of the aggregate number of shares of common stock sold by us in this offering (the “Representative’s Warrants”) (not including over-allotment shares). For a description of other terms of the Representative’s Warrants and a description of the other compensation to be received by the Underwriter, see “Underwriting” section herein beginning on page 71.
(3)	Excludes fees and expenses payable to the Underwriter. The total amount of Underwriter’s expenses related to this offering is set forth in the section entitled “Underwriting.”
(4)	Assumes that the Underwriter does not exercise any portion of its over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our Underwriter for its out-of-pocket expenses) to be approximately $[●], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce the proceeds available to us before expenses. See “Underwriting” beginning on page 71.

This offering is being conducted on a firm commitment basis. Joseph Gunnar & Co., LLC (the “Underwriter”), is obligated to take and pay for all of the shares of common stock if any such shares of common stock are taken. We have granted the Underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our shares of common stock offered by us pursuant to this offering (excluding shares of common stock subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If the Underwriter exercises its option in full, the total underwriting discounts and commissions payable will be $[●] based on an assumed offering price of $[●] per share, and the total gross proceeds to us, before underwriting discounts and commissions expenses, will be $[●]. If we complete this offering, net proceeds will be delivered to us on the applicable closing date.

The Underwriter expects to deliver the shares of common stock against payment as set forth under the “Underwriting” section herein on or about [   ], 2023.

JOSEPH GUNNAR & CO., LLC

Prospectus dated                , 2023.

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the Underwriter has authorized anyone to provide you with different information, and neither we nor the underwriter takes responsibility for any other information others may give you. Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “Biofilm Defense,” “Flura,” “Isogest;” “HempTown,” “Nu-Thera,” “HT Naturals,” “HempTown Naturals,” “Ultra Tested,” “Functional Brands,” and “Kirkman,” among others. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, as well as public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources, and we cannot assure you of the accuracy or completeness of such information contained in this prospectus. Such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Our company consists of two primary legal entities: Functional Brands Inc.(Formerly HT Naturals Inc.), a Delaware corporation (“Functional Brands”) and HTO Nevada Inc., a Delaware corporation dba Kirkman (“HTO Nevada”) HTO Nevada was acquired by Functional Brands through a corporate restructuring consummated on May 19, 2023. Functional Brands is a 98% subsidiary owned by Hemptown Organics Corp., a British Columbia corporation (“HOC”). HTO Nevada operates in the nutraceutical and supplement industry through the Kirkman entities as a manufacturer and distributor of health supplements in different categories further described in this prospectus. Functional Brands Inc. operates certain hemp derived products in different categories further described in this prospectus. HOC is a holding company with various interests in nutraceutical manufacturing and federally legal industrial hemp products, HOC owns intellectual property, including brands and pending trademarks, as well as other intangible assets, such as “Hemptown,” “Hemptown USA” Brand and logo pending trademark. Functional Brands has a perpetual license to use and operate the HOC brand and logo. In this prospectus, “Functional Brands,” “HempTown,” “HTO Nevada Inc,” “Kirkman,” “we,” “us,” “our,” “our company” and similar references refer to Functional Brands Inc.

OUR COMPANY

Overview

Our company operates in the nutraceutical supplement industry. We are a manufacturer and distributor of supplements in categories such as pain, energy, general health, bone and joint, gastro, immunity, cardiac, detox, brain and memory, sleep, prenatal and urinary. Our end markets focus on end-consumers through different channels that include pharmacies, US wholesalers, international distributors and direct-to-consumers sales. Our products are sold over the counter and consumers do not need a prescription to purchase our products. Our products are not approved by the FDA. Our company also operates in the hemp industry as a retailer of hemp derived products in categories such as capsules, cigarettes, gummies, tinctures, apparel and accessories with a commercial end market, and end-consumers.

Our Products

Our products under our “Kirkman” brand are manufactured in our cGMP certified, FDA registered manufacturing facility located in Lake Oswego, Oregon. Our product formulations also include other ingredients to ensure appropriate and reasonable efficacy of the product. Kirkman is a   manufacturer of nutritional supplements.    Founded in 1949, Kirkman is also the oldest nutritional supplement company serving the special needs community. Kirkman is also dedicated to supplying pure and safe nutritional supplements in the marketplace.

Our Kirkman brand offers more than 150 products including probiotics, enzymes, vitamins, multivitamins, amino acids, antioxidants, immune support, essential fatty acids, preconception, prenatal supplements, personal care products and other specialty products. Kirkman treats patients with autism spectrum disorders and special dietary needs through an established network of over 2,000 doctors in over 40 countries. Our Kirkman brand operates in 95% of the major subsegments in the supplement industry. Kirkman has a long-standing loyal customer and consumer base due to the rigorous testing of products in compliance with FDA requirements. Kirkman has been endorsed by various businesses and celebrities, including the famous and original Shark Tank member, Kevin Harrington.

Digestive enzymes: Over the counter oral digestive enzyme supplements are a combination of proteases, which aid protein digestion; lipases, which aid in fat digestion; and amylases, which aid in carbohydrate digestion. These may be prescribed by a doctor in some cases, when the pancreas does not make enough digestive enzymes on its own. People are increasingly taking over the counter (“OTC”) digestive enzymes in lower doses to support general gut health.

Essential fatty acids: Also called omega-3 fatty acids, essential fatty acids are important digestive chemicals that the body cannot make on its own.

Our products under the Kirkman Brand include, but are not limited to, the following:

●	Supplements for Autism:

●	Oxytocin

●	Vitamin B6 and Magnesium

●	Melatonin

●	Probiotics

●	Digestive Enzymes

●	Essential Fatty Acids

●	Vitamin B12

●	Glutathione

●	Functional Mushrooms

●	Multivitamins and Minerals

●	Antioxidants

●	Amino Acids

We plan to offer a line of prenatal vitamins for expectant mothers under the Kirkman brand. These vitamins have been specially formulated by our company to provide essential nutrients for both the mother and the developing fetus.

Functional Brands is a super majority owned subsidiary of HOC, a privately held British Columbia corporation. Incorporated as HT Naturals Inc. in November 2020, the Company aims to deliver the highest quality and innovative hemp-derived cannabinoid products under a California, west coast lifestyle brand. Our Functional Brands brand includes a full lineup of premium hemp cigarettes. Functional Brands’ HT Naturals hemp cigarette line is anchored by a 20 pack of “Hemp Stix” premium hemp cigarettes with less than 0.3% THC and zero nicotine and is made with 100% pure hemp. Our proprietary premium blend of cannabigerol, (“CBG”), and cannabidiol (“CBD”) is available in the original blend, alongside a wide range of flavors such as Pineapple Express, Mango Madness and Table Rock Blend. All Functional Brands products are produced and sold in compliance with the US 2018 Farm Bill and the US Agricultural Act of 2014.

Additionally, we are in the process of developing a suite of supplement products, designed specifically for the golf industry and golf professionals. The product line of capsules, tinctures, and creams are specially formulated to help golfers of all levels improve their game and overall well-being. The capsules are packed with a blend of essential vitamins and minerals that support joint health, flexibility, and energy levels. The tinctures are made from all-natural ingredients and provide a quick and easy way to support focus and mental clarity, helping athletes stay in the zone and make the perfect shot. The creams are specially designed to provide targeted relief for sore muscles and joints, helping them stay comfortable and focused on the course. Some of these products include Sleep Caps to ensure that players are well rested the night before, Super B12 Powder which provides the energy needed for the perfect round, Calm Caps which help manage anxiety when players need it most, and Epson Salt Cream & Recovery Caps, which aids with recovery.

Competitive Strengths

The Kirkman brand has been in business for over 70 years with a loyal consumer base and we believe that we maintain high purity and quality standards in the industry. We source all materials from high quality suppliers and third-party test the raw materials for efficacy and purity. We test our finished goods in certified laboratories with state-of-the-art equipment and manufacture our supplements in our US-based cGMP certified and FDA registered facility located in Lake Oswego, Oregon. Our formulations use proprietary blends. Although we are authorized to produce hemp derived products because we hold a hemp handler’s license, we currently do not grow any hemp, we source our hemp derived products from registered growers in operation. The FDA does not require any testing on dietary supplements whereas we test for approximately 90 metals and toxins in raw materials.

We have an exclusive license agreement with the Trailer Park Boys to market & sell hemp derived products, and our company secured a two-year $8 million Distribution Agreement with HS Wholesale to distribute our hemp derived products throughout the United States.

We executed a license agreement with the Trailer Park Boys which is in effect since July 21, 2021 and until December 31, 2023, under the license agreement, the Company must pay the Trailer Park Boys, an amount equal to $200,000 with $50,000 advance against royalties payable upon execution of the agreement and $150,000 to be paid during the second year of the agreement, additionally, the Trailer Park Boys are entitled to 600,000 shares of the Company. The royalty rates under this agreement are 30% of the net sales of the company derived from sales related to the license.

On February 7, 2023, we announced a partnership with HS Wholesale Limited (“HS Wholesale”), focused on gaining national distribution in the United States for HempTown Naturals Hemp Stix, HempTown Naturals CBD/CBG Capsules, Trailer Park Boys Gummies, and Trailer Park Boys HempStix (the “Distribution Agreement”) This Distribution Agreement has a sales target of $8 million in revenue over two years. The Distribution Agreement is effective from January 17, 2023 until January 16, 2025 and remains exclusive as long as HS Wholesale maintains minimum monthly purchase requirements. The Distribution Agreement may be terminated for “cause” as specified therein, such as the failure to cure a breach in connection with the purchase requirements, or maintain governmental authorizations. Pursuant to the Distribution Agreement, HS Wholesale determines the onward prices at which it would sell HempTown products, with all orders forwarded to, and subject to acceptance by HempTown Naturals. Further, pursuant to the Distribution Agreement, HS Wholesale is solely responsible for all costs and expenses relating to the distribution of HempTown products.

Growth Strategy

We aim to be a leader in the nutraceutical space by manufacturing products held to the highest standard of quality in terms of toxins, metals, and other impurities. Our goal is to build a well-rounded portfolio of products including mushroom-based supplements targeted for everyday use, pre-natal, athletes and beyond.

We plan to do this by:

●	Strengthening our existing 70-year-old brand with its established based of consumers in the autism community by curating our product mix to cater to their specific needs;

●	Launching multiple brands – broad as well as niche, to allow us to increase our market share, to include a pre-natal product that is recommended and support by FIGO, which is The International Federation of Gynecology and Obstetrics that includes over 130 countries and territories;

●	Modernizing our manufacturing capabilities by reorganizing the space and introducing new and efficient machinery and equipment to significantly enhance our output;

●	Investing heavily into our sales & marketing activities as well as business development in order to increase sales and distribution;

●	Identify key companies with synergistic strengths for acquisition.

Challenges, Risks and Limitations

Our ability to utilize our competitive advantages in order to strengthen and expand our business and achieve our growth plan is subject to a number of risks and uncertainties more fully discussed under “Risk Factors” in this Prospectus. As discussed in our financial statements, we have suffered recurring losses from operations and have a significant accumulated deficit. In addition, we continue to experience negative cash flows from operations. This limited working capital capabilities may delay or make the accomplishment of our growth plans difficult. In assessing the likelihood of our future success, investors in this offering should note our history of losses and the likelihood of our operating profitably in the future. Further, some of our products may be subject to uncertain and evolving federal, state and local regulations concerning hemp, CBD and other non-tobacco consumable products. Because the type, timing, and impact of such regulations remains uncertain, we cannot give any assurance that such actions will not have a material adverse effect on this emerging business and our strategy.

Our Corporate History and Structure

Functional Brands was organized under the General Corporation Law in the state of Delaware on November 19, 2020 under the name HT Naturals Inc. HT Naturals Inc. changed its name to Functional Brands Inc. on March 23, 2023. Our principal business is the production, marketing, sales, and distribution of nutraceutical products through our Kirkman division, alongside with our hemp derived products under the Hemptown brand in certain states within the United States that permit such sales. For Kirkman products we ship to all US states. For hemp derived products, we only sell to states which permit this activity with certain restrictions such as the content of THC which differs depending on the state. We are a 98% subsidiary of HOC, a British Columbia, Canada private operating holding company with various interests in nutraceutical manufacturing and federally legal industrial hemp products. We were granted a licensing agreement from Hemptown Organics Corp. The licensing agreement, dated December 10, 2020, provides Functional Brands Inc. as licensee, a license to use the Hemptown USA and Hemptown Naturals brand and trademarks on a perpetual, non-exclusive, non-transferable basis, with no expiry date. This licensing agreement will transfer to full ownership to Functional Brands upon the public offering and listing on the exchange, at which time HOC will dividend out the majority of the Company’s shares currently held by HOC.

On June 28, 2019, HTO Holdings Inc. (“HTO Holdings”) a wholly owned subsidiary of HOC and the owner of all issued and outstanding stock of HTO Nevada (as “Purchaser”), entered into an asset purchase agreement (“APA”) for the net assets of Kirkman Group Inc. a Nevada corporation, Kirkman Laboratories Inc., an Oregon corporation and Kirkman Group International, Inc. a Nevada corporation (collectively “Kirkman” or the “Seller,” and together with Purchaser, the “Parties”) for a consideration equal to $5 million with payout in a business combination of cash and deferred consideration. Under the APA, Purchaser and HTO Holdings were to make certain additional payments toward the purchase price, the APA was amended on November 30, 2021 by the Parties, with the purpose of modifying the payment schedule of the deferred consideration; and in exchange for amending the payment schedule of the deferred consideration, the Purchaser and HTO Holdings agreed to enter into a security agreement, and amend the APA and other agreements attached to the APA (including, but not limited to, the non-competition agreement, the trademark assignment agreement, the domain names transfer agreement, the assignment of intangible assets, and the intellectual property security agreement (collectively, the “IP Collateral Agreements”)) to, among other things, provide additional collateral as security to Seller. Upon payment in full in cash of the deferred consideration or set-off of the deferred consideration, as amended, (i) each of the Parties agreed that the security agreement and amended intellectual property security agreement would be automatically terminated and be of no further force and effect, and (ii) Seller would, at its sole cost and expense, release all liens in the IP Collateral, as defined in the respective security agreement and intellectual property security agreement, and all rights therein would forthwith revert to Purchaser. On May 16, 2022, the APA was amended again by the Parties, to reflect further modifications to the schedules and exhibits to the APA and IP Collateral Agreements. On May 31, 2022, Purchaser paid Seller certain amounts (“Immediate Payments”), and on July 23, 2022, Purchaser and Seller executed a forbearance agreement (“Forbearance Agreement”) to extend the payments due under the APA to August 31, 2022. After Purchaser’s default, and partial payment to Seller in September 2022, the Parties executed an amendment to the Forbearance Agreement on December 27, 2022, to extend certain payments due under the APA, at which time the remaining balance due was $3,032,000 (the “Existing Default”) and to forbear Seller from exercising its rights and remedies under the APA until July 1, 2023, in exchange for a replacement lien on the security by having Purchaser grant Seller a lien on Purchaser’s accounts receivable, this lien replaces and substitutes any existing lien on other collateral owned by Purchaser, the purpose of the forbearance is to provide Purchaser with a period of time to cure the Existing Default. Purchaser must make certain payments starting with one partial payment on January 15, 2023, a second payment on March 31, 2023 and the balance payment on July 31, 2023. No payments have been made by the Company as of the date of this prospectus. We intend to use a portion of the proceeds of the public offering to cover the payment of some of the Existing Default.

As a part of our restructuring efforts HTO Nevada, formerly owned by HTO Holdings, was acquired by Functional Brands on May 19, 2023, through a share exchange agreement executed by HOC, HTO Holdings and Functional Brands, in which HTO Holdings exchanged 1,000 restricted shares of common stock par value $0.0001 per share of HTO Nevada, being all of the issued and outstanding capital stock of HTO Nevada, in exchange for 80,000,000 restricted shares of common stock of Functional Brands $0.00001 par value per share (the “Functional Brands Shares”) to HOC, such that, HTO Nevada shall be a wholly-owned subsidiary of Functional Brands and HOC shall own 120,000,000 shares of Functional Brands. The resulting entity, Functional Brands Inc., with its wholly owned subsidiary HTO Nevada will be the public listed entity. Our fiscal year-end is December 31.

COVID-19

Any future impact of COVID-19 depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions and the disruption caused by such actions, the effectiveness of vaccines and other treatments for COVID-19, and the impact of these and other factors on our employees, customers, partners and vendors. If we are not able to respond to and manage the impact of such events effectively, our business will be harmed.

To the extent the pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in the “Risk Factors” section.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	Have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	Comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	Submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	Disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act,”) which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Corporate Information

We are currently incorporated and in good standing in the State of Delaware. Our registered address is 6400 SW Rosewood Street, Lake Oswego, Oregon 97035 and our telephone number is (269) 579-2915. We maintain the following website: https://hemptownnaturals.com. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

NYSE Listing

We intend to list our common stock on NYSE. There is no assurance that our listing application will be approved by NYSE. The approval of our listing on NYSE is a condition of closing. If our application to NYSE is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on NYSE, we will not complete the offering.

THE OFFERING

Shares being offered:	shares of common stock (or shares if the Underwriter exercises the over-allotment option in full).

Offering price:	We currently estimate that the initial public offering price will be between $4.00 and $8.00 per share.

Shares outstanding immediately before the offering	shares of common stock.

Shares outstanding after the offering:	shares of common stock (or shares if the Underwriter exercises the over-allotment option in full).

Over-allotment option:	We have granted the Underwriter a 45-day option to purchase from us up to an additional 15% of the shares sold in the offering ([ ] additional shares) at the initial public offering price, less the underwriting discounts and commissions.

Representative’s warrants:	We have agreed to issue to the representative of the Underwriter (the “Representative”) warrants to purchase a number of shares of common stock equal to 5% of the total number of shares issued in this offering. The Representative’s warrants will be exercisable at a per share exercise price equal to 100% of the public offering price per share of common stock sold in this offering. The Representative’s warrants will be exercised at any time, and from time to time, in whole or in part, commencing from the closing of the offering and expiring five years from the effectiveness of the offering. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the Representative’s warrants. See the “Underwriting” section for more information.

Use of proceeds:	We expect to receive net proceeds of approximately $[ ] from this offering (or approximately $[ ] if the Underwriter exercises their over-allotment option in full), assuming an initial public offering price of $[ ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus) and no exercise of the Underwriter’ over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds of this offering for [●]; expenses associated with becoming a public company; and general corporate purposes and working capital. See “Use of Proceeds” section for more information on the use of proceeds.

Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 11 before deciding to invest in our common stock.

Lock-up:	We, all of our directors and officers and all of our shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of 180 days after the closing of this offering. See “Underwriting” for more information.

Proposed trading market and symbol:	We have applied to list our common stock on the NYSE under the symbol “[●]” We believe that upon the completion of this offering, we will meet the standards for listing on NYSE. The closing of this offering is contingent upon the successful listing of our common stock on the NYSE.

The number of shares of common stock outstanding immediately following this offering is based on [ ] shares outstanding as of [ ], 2023.

SUMMARY FINANCIAL INFORMATION

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of December 31, 2022, and 2021, are derived from our audited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended December 31,
	2022	2021

Statements of Operations Data
Revenue	$10,364,906	$10,923,940
Less: Discounts & Rebates	(3,309,010)	(3,726,684)
Net Revenue	7,055,896	7,197,256
Cost of Goods Sold	(4,249,115)	(4,328,525)
Gross Profit (Loss) from Operations	2,806,781	2,868,731
Operating Expenses	(2,893,720)	(4,444,181)
Operating Income (Loss)	(86,939)	(1,575,450)
Other Income / (Expense)	(98,997)	(129,245)
Other items	528,586	-
Net Gain (Loss)	342,619	(1,704,695)

	As of December 31
	2022	2021

Balance Sheet Data
Cash and Cash Equivalents	$221,357	$363,012
Total Current Assets	2,764,397	2,577,744
Total Assets	4,711,129	4,158,979
Total Current Liabilities	1,046,447	1,959,782
Total Liabilities	1,393,068	2,306,403
Accumulated Deficit	1,408,009	(1,750,652)
Total Stockholder’s Equity	4,726,069	3,603,202
Non-Controlling Interests	-	-
Total Equity for HTO Nevada	3,318,060	1,852,577
Total Liabilities and Stockholder’s Equity	$4,711,129	$4,158,980

SUMMARY OF RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

●	Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

●	We may be unable to effectively manage future growth. We will need additional financing in the future, which may not be available when needed or may be costly and dilutive.

●	If we are unable to continue as a going concern, our securities will have little or no value.

●	We have a limited operating history, and we may not be able to successfully operate our business or execute our business plan.

●	We may incur significant debt to finance our operations.

●	We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

●	Our brand and image are keys to our business and any inability to maintain a positive brand image could have a material adverse effect on our results of operations.

●	Competition from traditional and large, well-financed product manufacturers or distributors may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

●	We compete in an industry characterized by rapid changes in consumer preferences and public perception, so our ability to continue developing new products to satisfy our consumers’ changing preferences will determine our long-term success.

●	We may be unable to respond effectively to technological changes in our industry, which could reduce the demand for our products.

●	We may experience a reduced demand for some of our products due to health concerns and legislative initiatives against smokables products.

●	Legislative or regulatory changes that affect our products, including new taxes, could reduce demand for products or increase our costs.

●	Some products we sell are subject to developing and unpredictable regulations. The Company may become subject to increasing regulation as a result of its hemp development activities, which could require it to incur additional costs associated with compliance requirements. Our ability to develop, commercialize and distribute hemp products and comply with laws and regulations governing cannabis, hemp or related products may affect our operational results.

●	International expansion efforts would likely significantly increase our operational expenses.

●	Our reliance on distributors, retailers and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

●	We incur significant time and expense in attracting and maintaining key distributors, and loss of distributors or retails accounts would harm our business.

●	We rely on suppliers, manufacturers and contractors, and events adversely affecting them would adversely affect us.

●	We have a single customer that accounts for a substantial portion of our revenues, and our business would be harmed were we to lose this customer.

●	Wholesale price volatility may adversely affect operations.

●	We may sustain losses that cannot be recovered through insurance or other preventative measures.

●	We may be subject to product liability claims and other claims of our customers and partners.

●	If we encounter product recalls or other product quality issues, our business may suffer.

●	It is difficult to predict the timing and amount of our sales, and as a result our sales forecasts are uncertain.

●	If we do not adequately manage our inventory levels, our operating results could be adversely affected.

●	Increases in costs or shortages of raw materials could harm our business and financial results.

●	Increases in costs of energy and increased regulations may have an adverse impact on our gross margin.

●	Disruption within our supply chain, contract manufacturing or distribution channels could have an adverse effect on our business, financial condition and results of operations.

●	If we are unable to attract and retain key personnel, our efficiency and operations would be adversely affected; in addition, staff turnover causes uncertainties and could harm our business.

●	If we lose the services of our Chief Executive Officer, our future operations could be impaired until such time as a qualified replacement can be found.

●	If we fail to protect our trademarks and trade secrets, we may be unable to successfully market our products and compete effectively.

●	Disruptions to our information technology systems due to cyber-attacks or our failure to upgrade and adjust our information technology systems, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.

●	Our business is subject to many regulations and noncompliance is costly.

●	Significant additional labeling or warning requirements may inhibit sales of affected products.

●	Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration (FDA) and the Federal Trade Commission (FTC).

●	Our business and operations would be adversely impacted in the event of a failure or interruption of our information technology infrastructure or as a result of a cybersecurity attack.

●	Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.

●	Global economic, political, social and other conditions, including the COVID-19 pandemic, may continue to adversely impact our business and results of operations.

●	We may not be able to satisfy listing requirements of NYSE or obtain or maintain a listing of our common stock on NYSE.

●	Prior to this offering, we were majority-owned by Hemptown Organics Corporation, and a small group of shareholders.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Financial Condition and Capital Requirements

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern.

Our auditor’s report on our 2022 audited financial statements expresses an opinion that doubt exists as to whether we can continue as an ongoing business. Our recurring losses, negative cash flows and accumulated deficit raise doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

It is critical that we meet our sales goals and increase sales going forward as our operating plan already reflects prior significant cost containment measures and may make it difficult to achieve top-line growth if further significant reductions become necessary. If we do not meet our sales goals, our available cash and working capital will decrease and our financial condition and results of operation will be negatively impacted.     These factors raise substantial doubt about our ability to continue as a going concern.

We may be unable to effectively manage future growth.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Rapid growth of our business may significantly strain our management, operations and technical resources. If we are successful in obtaining large orders for its products, we will be required to deliver large volumes of products to our customers on a timely basis and at a reasonable cost. We may not obtain large-scale orders for our products and if we do, we may not be able to satisfy large-scale production requirements on a timely and cost-effective basis. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need additional financing in the future, which may not be available when needed or may be costly and dilutive.

We will require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative that we meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in our best interest of our company and the best interest of our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

We have a limited operating history, and we may not be able to successfully operate our business or execute our business plan.

We are a development stage company and are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenue. Given our limited operating history, it is hard to evaluate our proposed business and prospects. Our proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early- stage enterprises. There is no assurance that we will be successful in achieving a return on shareholders’ investment, and the likelihood of success must be considered in light of the early stage of our hemp operations.

We may incur significant debt to finance our operations.

There is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness, or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business.

Existing events of default under the Asset Purchase Agreement could have a material adverse effect on our financial condition, results of operations and prospects.

Under the Asset Purchase Agreement dated June 28, 2019 (the “APA”), HTO Holdings Inc. (“HTO Holdings”) a wholly owned subsidiary of HOC and the owner of all issued and outstanding stock of HTO Nevada (as “Purchaser”) were required to pay a consideration equal to $5 million with payout in a business combination of cash and deferred consideration to Kirkman Group Inc. a Nevada corporation, Kirkman Laboratories Inc., an Oregon corporation and Kirkman Group International, Inc. a Nevada corporation (collectively “Kirkman” or the “Seller,” and together with Purchaser, the “Parties”). The APA was amended on November 30, 2021 by the Parties, with the purpose of modifying the payment schedule of the deferred consideration; and in exchange for amending the payment schedule of the deferred consideration, the Purchaser and HTO Holdings agreed to enter into a security agreement, and amend the APA and other agreements attached to the APA (including, but not limited to, the non-competition agreement, the trademark assignment agreement, the domain names transfer agreement, the assignment of intangible assets, and the intellectual property security agreement (collectively, the “IP Collateral Agreements”)) to, among other things, provide additional collateral as security to Seller. On May 16, 2022, the APA was further amended by the Parties, to reflect further modifications to the schedules and exhibits to the APA and IP Collateral Agreements.

On May 31, 2022, Purchaser paid Seller certain amounts (“Immediate Payments”), and on July 23, 2022, Purchaser and Seller executed a forbearance agreement (“Forbearance Agreement”) to extend the payments due under the APA to August 31, 2022. After Purchaser’s default, and partial payment to Seller in September 2022, the Parties executed an amendment to the Forbearance Agreement on December 27, 2022, to extend certain payments due under the APA, at which time the remaining balance due was $3,032,000 (the “Existing Default”) and to forbear Seller from exercising its rights and remedies under the APA until July 1, 2023, in exchange for a replacement lien on the security by having Purchaser grant Seller a lien on Purchaser’s accounts receivable, this lien replaces and substitutes any existing lien on other collateral owned by Purchaser, the purpose of the forbearance is to provide Purchaser with a period of time to cure the Existing Default. Purchaser must make certain payments starting with one partial payment on January 15, 2023, a second payment on March 31, 2023 and the balance payment on July 31, 2023. No payments have been made as of the date of this prospectus. Should the Purchaser and HTO Holdings fail to make payments under the amended Forbearance Agreement, the Purchaser and HTO Holdings will seek to extend the term of the amended Forbearance Agreement to allow them time to seek cure such Existing Defaults. However, there can be no assurance that such extended forbearance will be granted, and even if granted, that the Purchaser and HTO Holdings will be able to cure such Existing Defaults. We intend to use a portion of the proceeds of the public offering to cover the payment of some of the Existing Default.

Risk Factors Relating to Our Business and Industry

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our target market: trendy, young consumers looking for a distinctive product tonality and/or the perceived benefits of hemp, CBD and CBG in their smokables as compared to nicotine or tobacco-based smokables. In addition, our business depends on acceptance by our independent distributors and retailers of our brands that have the potential to provide incremental sales growth. If we are not successful in the growth of our brand and product offerings, we may not achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. In addition, we may not be able to effectively execute our marketing strategies in light of the various closures and cancellations caused by the COVID-19 pandemic. Any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Our brand and image are keys to our business and any inability to maintain a positive brand image could have a material adverse effect on our results of operations.

Our success depends on our ability to maintain brand image for our existing products and effectively build up brand image for new products and brand extensions. We cannot predict whether our advertising, marketing and promotional programs will have the desired impact on our products’ branding and on consumer preferences. In addition, negative public relations and product quality issues, including negative perceptions regarding the hemp industry, whether real or imagined, could tarnish our reputation and image of the affected brands and could cause consumers to choose other products. Our brand image can also be adversely affected by unfavorable reports, studies and articles, litigation, or regulatory or other governmental action, whether involving our products or those of our competitors.

Competition from traditional and large, well-financed product manufacturers or distributors may adversely affect our distribution relationships and may hinder the development of our existing markets, as well as prevent us from expanding our markets.

The hemp industry is highly competitive. We compete with other hemp companies, manufacturers and distributors, not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, many of whom also distribute other brands. Our products compete with hemp derived products, many of which are marketed by companies with substantially greater financial resources than ours. Some of these competitors are placing severe pressure on independent distributors not to carry competitive hemp brands such as ours. We also compete with regional hemp derived producers and “private label” suppliers.

Our direct competitors in the hemp industry include large domestic and international traditional hemp companies and distributors as well as regional or niche companies. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources and more developed and extensive distribution networks than ours. We may not be able to increase our volumes or maintain our selling prices, whether in existing markets or as we enter new markets.

Increased competitor consolidations, market-place competition, particularly among branded hemp smokables products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. As a means of maintaining and expanding our distribution network, we intend to introduce additional brands. We may not be successful in doing this, or it may take us longer than anticipated to achieve market acceptance of these new products and brands, if at all. Other companies may be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than ours, could have a material adverse effect on our existing markets, as well as on our ability to expand the market for our products.

The supplements industry is highly competitive. We compete with other supplement companies, manufacturers, and distributors, not only for consumer acceptance, but also for shelf space in retail outlets and for marketing focus by our wholesalers and professional accounts. Our products are sold over the counter and do not require a doctor’s prescription since they are not FDA approved. Our products compete with other nutraceutical products, many of which are marketed by companies with substantially greater financial resources than ours. Our direct competition in the supplement industry includes domestic and international traditional nutraceutical companies and distributors as well as regional or niche companies. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources and more developed and extensive distribution networks than ours. We may not be able to increase our volumes or maintain our selling prices, whether in existing markets or as we enter new markets.

We compete in an industry characterized by rapid changes in consumer preferences and public perception, so our ability to continue developing new products to satisfy our consumers’ changing preferences will determine our long-term success.

Failure to introduce new brands, products or product extensions into the marketplace as current ones mature and to meet our consumers’ changing preferences could prevent us from gaining market share and achieving long-term profitability. Product lifecycles can vary, and consumers’ preferences and loyalties change over time. We may not succeed at innovating new products to introduce to our consumers. Customer preferences also are affected by factors other than taste, such as health and nutrition considerations, shifting consumer needs, changes in consumer lifestyles, increased consumer information and competitive product and pricing pressures. Sales of our products may be adversely affected by the negative publicity associated with these issues. In addition, there may be a decreased demand for our products as a result of the COVID-19 pandemic. If we do not adequately anticipate or adjust to respond to these and other changes in customer preferences, we may not be able to maintain and grow our brand image and our sales may be adversely affected.

We may be unable to respond effectively to technological changes in our industry, which could reduce the demand for our products.

Our future business success will depend upon our ability to maintain and enhance our product portfolio with respect to advances in technological improvements for certain products and market products that meet customer needs and market conditions in a cost-effective and timely manner. Maintaining and enhancing our product portfolio may require significant investments in licensing fees and royalties. We may not be successful in gaining access to new products that successfully compete or are able to anticipate customer needs and preferences, and our customers may not accept one or more of our products. If we fail to keep pace with evolving technological innovations or fail to modify our products and services in response to customers’ needs or preferences, then our business, financial condition and results of operations could be adversely affected.

We may experience a reduced demand for some of our products due to health concerns and legislative initiatives against smokables products.

Consumers are concerned about health and wellness; public health officials and government officials are increasingly vocal about smoking, vaping, and their adverse consequences. There has been a trend among many public health advocates to pursue generalized reduction in consumption of smokables products, as well as increased public scrutiny, new taxes on smokables products, and additional governmental regulations concerning the marketing and labeling/packing of smokable products. Additional or revised regulatory requirements, whether labeling, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. Further, increasing public concern with respect to smokables could reduce demand for our hemp smokables products.

Legislative or regulatory changes that affect our products, including new taxes, could reduce demand for products or increase our costs.

Taxes imposed on the sale of certain of our products by federal, state, and local governments in the United States, or other countries in which we operate could cause consumers to shift away from purchasing our hemp smokables products. These taxes could materially affect our business and financial results.

Some products we sell are subject to developing and unpredictable regulations.

Some of our products may be subject to uncertain and evolving federal, state and local regulations concerning hemp, CBD and other non-tobacco consumable products. Regulatory and related enforcement initiatives by authorities related to such products are unpredictable and impossible to anticipate. We anticipate that all levels of government that have not already done so, are likely to seek in some way to regulate these products, but the type, timing, and impact of such regulations remains uncertain. These regulations include, or could include, restrictions prohibiting certain form factors, such as smokable hemp products, or age restrictions. Accordingly, we cannot give any assurance that such actions will not have a material adverse effect on this emerging business and our strategy.

The Company may become subject to increasing regulation as a result of its hemp development activities, which could require it to incur additional costs associated with compliance requirements.

The Company has developed hemp products. Hemp is legally distinct from marijuana and recognized as an agricultural crop by the United States government. Federal and state laws and regulations on hemp address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that that the hemp has a THC concentration of not more than 0.3 percent on a dry weight basis. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products. It is difficult to predict whether regulators, such as the USDA or the MDA, will alter the manner in which they interpret existing federal and state laws and regulations on hemp or institute new regulations, or otherwise modify regulations in a way that will render compliance more burdensome. As the Company continues to pursue hemp, it may become subject to increasing regulation particular to hemp, which could require it to incur additional costs associated with compliance requirements.

Our ability to develop, commercialize and distribute hemp products and comply with laws and regulations governing cannabis, hemp or related products may affect our operational results.

Presently, 42 states have USDA approved state hemp farming plans. The 2018 Farm Bill was signed into law on December 20, 2018. The 2018 Farm Bill removed hemp from the U.S. Controlled Substances Act (the “CSA”) and established a federal regulatory framework for hemp production in the United States. Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marihuana”   ; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the USDA as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA. Any such plan submitted by a state, territory, or Indian tribe to the USDA must meet or exceed minimum federal standards and receive USDA approval. Any state, territory, or Indian tribe that does not submit a plan to the USDA, or whose plan is not approved by the USDA, will be regulated by the USDA; provided that, states retain the ability to prohibit hemp production within their borders.

Marijuana continues to be classified as a Schedule I substance under the CSA. As a result, any cannabinoids (including CBD) derived from marijuana, as opposed to hemp, or any products derived from hemp containing in excess of 0.3% THC on a dry-weight basis, remain Schedule I substances under U.S. federal law. Cannabinoids derived from hemp are indistinguishable from those derived from marijuana, and confusion surrounding the nature of our smokable products containing hemp or CBD, inconsistent interpretations of the definition of “hemp”, inaccurate or incomplete testing, farming practices and law enforcement vigilance or lack of education could result in our products being intercepted by federal and state law enforcement as marijuana and could interrupt and/or have a material adverse impact on our business. We could be required to undertake processes that could delay shipments, impede sales or result in seizures, proper or improper, that would be costly to rectify or remove and which could have a material adverse effect on our business, prospects, results of operations or financial condition. If we make mistakes in processing or labeling, and THC in excess of 0.3% on a dry-weight basis is found in our products, we could be subject to enforcement and prosecution under local, state, and federal laws which would have a negative impact on our business and operations.

Under the 2018 Farm Bill, states have authority to adopt their own regulatory regimes, and as such, regulations will likely continue to vary on a state-by-state basis. States take varying approaches to regulating the production and sale of hemp and hemp-derived products under state food and drug laws. The variance in state law and that state laws governing hemp production are rapidly changing may increase the chance of unfavorable law enforcement interpretation of the legality of Company’s operations as they relate to the cultivation of hemp. Further, such variance in state laws that may frequently change increases our compliance costs and risk of error.

While some states explicitly authorize and regulate the production and sale of hemp products or otherwise provide legal protection for authorized individuals to engage in commercial hemp activities, other states maintain outdated drug laws that do not distinguish between marijuana, hemp and/or hemp-derived CBD, resulting in hemp being classified as a controlled substance under state law. In these states, sale of CBD, notwithstanding origin, is either restricted to state medical or adult-use marijuana program licensees or remains otherwise unlawful under state criminal laws. Variance in hemp regulation across jurisdictions is likely to persist. This patchwork of state laws may, for the foreseeable future, materially impact our business and financial condition, limit the accessibility of certain state markets, cause confusion amongst regulators, and increase legal and compliance costs.

There are no express protections in the United States under applicable federal or state law for possessing or processing hemp biomass derived from lawful hemp not exceeding 0.3% THC on a dry weight basis and intended for use in finished product, but that may temporarily exceed 0.3% THC during the interim processing stages. While it is a common occurrence for hemp biomass to have variance in THC content during interim processing stages after cultivation but prior to use in finished products, there is risk that state or federal regulators or law enforcement could take the position that such hemp biomass is a Schedule I controlled substance in violation of the CSA and similar state laws. Further, there is a risk that state regulators and/or law enforcement may interpret provisions of state law prohibiting unlawful marijuana activity to apply to in-process hemp at any facility where we manufacture our hemp smokables products so that such activity is considered unlawful under state law.

In the event that our operations are deemed to violate any laws or if we are deemed to be assisting others to violate a state or federal law, we could be subject to enforcement actions and penalties, and any resulting liability could cause us to modify or cease its operations.

Continued development of the industrial hemp and cannabis industries will be dependent upon new legislative authorization of industrial hemp and cannabis at the state level, and further amendment or supplementation of legislation at the federal level. Any number of events or occurrences could slow or halt progress all together in this space. While progress within the industrial hemp and cannabis industries is currently encouraging, growth is not assured. While there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(es) within the various states where we have business interests. Any one of these factors could slow or halt use of industrial hemp and cannabis, which could negatively impact our business and financial results.

In addition, the general manufacture, labeling and distribution of our hemp smokables products is regulated by various federal, state, and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of our product claims or the ability to sell products in the future.

The shifting compliance environment and the need to build and maintain robust systems to comply with different compliance in multiple jurisdictions increases the possibility that we may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to our business, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, any of which could adversely affect the ability to operate our business and its financial results.

International expansion efforts would likely significantly increase our operational expenses.

We may in the future expand into other geographic areas, which could increase our operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of our operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require us to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. We may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with our existing operations.

Our reliance on distributors, retailers and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and brokers strategically positioned to serve those areas. Most of our distributors, retailers and brokers sell and distribute competing products, including smokables products, and our products may represent a small portion of their businesses. The success of our distribution network will depend on the performance of the distributors, retailers, and brokers in our network. There is a risk they may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other hemp smokables companies who have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sales activities.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers and brokers will depend on a number of factors, some of which are outside our control. Some of these factors include:

●	the level of demand for our brands and products in a particular distribution area;

●	our ability to price our products at levels competitive with those of competing products; and

●	our ability to deliver products in the quantity and at the time ordered by distributors, retailers and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

We incur significant time and expense in attracting and maintaining key distributors, and a loss of distributors or retails accounts would harm our business.

Our marketing and sales strategy depends in large part on the availability and performance of our independent distributors. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments from some of our distributors. We may not be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we may have to incur additional expenditures to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets.

We currently have approximately ten distributors who service numerous retail accounts. If we were to lose any of our distributors, or if they were to lose national, regional or larger retail accounts, our financial condition and results of operations could be adversely affected. While we continually seek to expand and upgrade our distributor network, we may not be able to maintain our distributor or retailer base. The loss of any of our distributors, or their significant retail accounts, could have adverse effects on our revenues, liquidity and financial results, could negatively impact our ability to retain our relationships with our other distributors and our ability to expand our market, and would place increased dependence on our other independent distributors and national accounts.

The COVID-19 pandemic has and could continue to negatively affect various aspects of our business, make it more difficult for us to meet our obligations to our customers, and result in reduced demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, and it has since spread throughout other parts of the world, including the United States. Any outbreak of contagious diseases or other adverse public health developments could have a material adverse effect on our business operations. These impacts to our operations have included, and could again in the future include disruptions or restrictions on the ability of our employees and customers to travel or our ability to pursue collaborations and other business transactions, travel to customers and/or promote our products at conferences or other live events, oversee the activities of our third-party manufacturers and suppliers. We may also be impacted by the temporary closure of the facilities of suppliers, manufacturers or customers.

In an effort to halt the outbreak of COVID-19, a number of countries, including the United States, placed significant restrictions on travel and many businesses announced extended closures. These travel restrictions and business closures have and may in the future adversely impact our operations locally and worldwide, including our ability to manufacture, market, sell or distribute our products. Such restrictions and closure have caused or may cause temporary closures of the facilities of our suppliers, manufacturers or customers. A disruption in the operations of our employees, suppliers, customers, manufacturers or access to customers would likely impact our sales and operating results. We are continuing to monitor and assess the effects of the COVID-19 pandemic on our commercial operations; however, we cannot at this time accurately predict what effects these conditions will ultimately have on our operations due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak and speed of vaccinations, and the length of the travel restrictions and business closures imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely impact our operating results.

We rely on suppliers, manufacturers and contractors, and events adversely affecting them would adversely affect us.

We intend to maintain a full supply chain for the provision of its hemp-based smokables products. Due to the novel and variable regulatory landscape for hemp and CBD production in the United States, our third-party hemp and hemp smokables suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for our operations. Loss of these suppliers, manufacturers and contractors, including for non-hemp-based ingredients in our hemp smokables products, may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the ingredients in our products provided by any such third-party suppliers, manufacturers and contractors could materially impact our business, financial condition, results of operations and prospects. Any inability to secure required supplies or to do so on appropriate terms could have a materially adverse impact on our business, financial condition, results of operations and prospects.

We have a single customer that accounts for a substantial portion of our revenues, and our business would be harmed were we to lose this customer.

Our customer iHerb accounts for approximately 23% of the Company’s total revenue. If we lose this customer, the company will incur a loss which is a significant portion of the total revenues.

Wholesale price volatility may adversely affect operations.

The hemp smokables industry is margin-based with gross profits typically dependent on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labor costs, shipping costs, economic situation and demand), taxes, government programs and policies for the hemp smokables and hemp industries (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the regulation of hemp and/or smokables products), and other market conditions, all of which are factors beyond our control. Our operating income will be sensitive to changes in the price of hemp and other product ingredients, and the overall condition of the hemp and smokables industries, as our profitability is directly related to the price of hemp and our other smokables ingredients. There is currently not an established market price for hemp, and the price of hemp is affected by numerous factors beyond our control. Ingredient price volatility may have a material adverse effect on our business, financial condition, and results of operations.

We may sustain losses that cannot be recovered through insurance or other preventative measures.

There is no assurance that we will not incur uninsured liabilities and losses as a result of the conduct of its business. While we currently have some liability insurance coverage, it does not have broad coverage at high levels. We plan to continue to review its liability coverage in the light of its expanding operations in order to insure against potential major insurable liabilities. Should uninsured losses occur, shareholders could lose their invested capital.

We may be subject to product liability claims and other claims of our customers and partners.

The sale of hemp smokables products to consumers involves a certain level of risk of product liability claims and the associated adverse publicity. Because use of our hemp smokables products could cause injury to consumers if packaging or ingredients are defective, we are subject to a risk of claims for such injuries and damages. We could also be named as co-parties in product liability suits that are brought against manufacturing partners that produce our hemp smokables products, packaging for those products, or the ingredients in those products.

In addition, our customers and partners may bring suits against us alleging damages for the failure of our products to meet stated specifications or other requirements. Any such suits, even if not successful, could be costly, disrupt the attention of our management and damage our negotiations with distributors and/or customers. Any attempt by us to limit our product liability in our contracts may not be enforceable or may be subject to exceptions. While we do have product liability insurance, our amounts of coverage may be inadequate to cover all potential liability claims. Insurance coverage, particularly as it relates to products relating to the hemp industry, is expensive, and additional coverage may be difficult to obtain. Also, additional insurance coverage may not be available in the future on acceptable terms and may not be sufficient to cover potential claims. We cannot be sure that our contract manufacturers or manufacturing partners who produce our hemp smokables products, packaging and ingredients will have adequate insurance coverage themselves to cover against potential claims. If we experience a large insured loss, it may exceed any insurance coverage limits we have at that time, or our insurance carrier may decline to cover us or may raise our insurance rates to unacceptable levels, any of which could impair our financial position and potentially cause us to go out of business.

If we encounter product recalls or other product quality issues, our business may suffer.

Product quality issues, real or imagined, or allegations of product contamination, even when false or unfounded, could tarnish our image and could cause consumers to choose other products. In addition, because of changing government regulations or implementation thereof, or allegations of product contamination, we may be required from time to time to recall products entirely or from specific markets. Product recalls could affect our profitability and could negatively affect brand image.

It is difficult to predict the timing and amount of our sales, and as a result our sales forecasts are uncertain.

Many of our white label clients (clients who we manufacture product for, and which product is labeled with the clients’ own branding and then sold by the clients) are required to place minimum orders with us, but we cannot accurately predict what our sales will be.

Our independent distributors and national accounts are not generally required to place minimum monthly orders for our products. In order to reduce their inventory costs, independent distributors typically order products from us on a “just in time” basis in quantities and at such times based on the demand for the products in a particular distribution area. Accordingly, we cannot accurately predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and regional partners may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials or other key supplies could also negatively affect us.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spend and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

Increases in costs or shortages of raw materials could harm our business and financial results.

In addition to the primary ingredient, the hemp blend, we use other principal ingredients, which manufacturing costs are subject to fluctuation. Substantial increases in the prices of ingredients, raw materials and packaging materials, used to produce our products, to the extent that they cannot be recouped through increases in the prices of finished hemp smokables products, would increase our operating costs and could reduce our profitability. If the supply of these raw materials is impaired or if prices increase significantly, it could affect the affordability of our products and reduce sales.

If we or any contract manufacturers we may use are unable to secure sufficient ingredients or raw materials including hemp, the various paper products and filters, and other key supplies, we might not be able to satisfy demand for our hemp smokables products on a short-term basis. Moreover, in the past there have been industry-wide shortages of hemp, papers and other ingredients in our products, and these shortages could occur again from time to time in the future, which could interfere with and delay production of our products and could have a material adverse effect on our business and financial results.

In addition, suppliers could fail to provide ingredients or raw materials on a timely basis, or fail to meet our performance expectations, for a number of reasons, including, for example, disruption to the global supply chain as a result of the COVID-19 pandemic, which could cause a serious disruption to our business, increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.

Increases in costs of energy and increased regulations may have an adverse impact on our gross margin.

Over the past few years, volatility in the global oil markets has resulted in high fuel prices, which many shipping companies have passed on to their customers by way of higher base pricing and increased fuel surcharges. If fuel prices increase, we expect to experience higher shipping rates and fuel surcharges, as well as energy surcharges on our raw materials. It is hard to predict what will happen in the fuel markets in 2023 and beyond. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers.

Disruption within our supply chain, contract manufacturing or distribution channels could have an adverse effect on our business, financial condition and results of operations.

Our ability, through our suppliers, business partners, contract manufacturers, independent distributors and retailers, to make, move and sell products is critical to our success. Damage or disruption to our suppliers or to manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics such as COVID-19, influenza, and other viruses, labor strikes or other reasons, could impair the manufacture, distribution and sale of our products. Many of these events are outside of our control. Failure to take adequate steps to protect against or mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations.

If we are unable to attract and retain key personnel, our efficiency and operations would be adversely affected; in addition, staff turnover causes uncertainties and could harm our business.

Our success depends on our ability to attract and retain highly qualified employees in such areas as finance, sales, marketing and product development and distribution. We compete to hire new employees, and, in some cases, must train them and develop their skills and competencies. We may not be able to provide our employees with competitive salaries, and our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

If we lose the services of our Chief Executive Officer, our future operations could be impaired until such time as a qualified replacement can be found.

Our business plan relies significantly on the continued services of Eric Gripentrog, our Chief Executive Officer. If we were to lose the services of Mr. Gripentrog, our ability to obtain new business and new strategic partners, as well as our ability to manage our operations, could be materially impaired.

We are required to indemnify our directors and officers.

Our Articles of Incorporation and Bylaws provide that we will indemnify our officers and directors to the maximum extent permitted by Delaware law, provided that the officer or director did not act in bad faith or breach his or her duty to us or our stockholders, or that it is more likely than not that it will ultimately be determined that the officer or director has met the standards of conduct which make it permissible for under Delaware law for us to indemnify the officer or director. If we were called upon to indemnify an officer or director, then the portion of its assets expended for such purpose would reduce the amount otherwise available for our business.

If we fail to protect our trademarks and trade secrets, we may be unable to successfully market our products and compete effectively.

We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks and trade secrets, as crucial to our business and our success. However, the steps taken by us to protect these proprietary rights may not be adequate and may not prevent third parties from infringing or misappropriating our trademarks, trade secrets or similar proprietary rights. In addition, other parties may seek to assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, profitably exploit our products or recoup our associated research and development costs.

Disruptions to our information technology systems due to cyber-attacks or our failure to upgrade and adjust our information technology systems, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.

We believe that an appropriate information technology, or IT, infrastructure is important in order to support our daily operations and the growth of our business. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations. Additionally, if our current arrangements and plans are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially and adversely affect our business and results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. We can provide no assurance that our current IT system or any updates or upgrades thereto and the current or future IT systems of our potential distributors use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. We have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT networks. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our hemp and nutraceutical products, including contents, labels, and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production batch or “run” is not in compliance with any of these regulations, we may be fined, or production may be stopped, which would adversely affect our financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we cannot anticipate whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of our hemp products. These types of requirements, if they become applicable to one or more of our products under current or future environmental or health laws or regulations, may inhibit sales of such products.

Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration (FDA) and the Federal Trade Commission (FTC).

Although our products are not approved by the FDA. The FDA under the Federal Food, Drug, and Cosmetic Act regulates the formulation, manufacturing, packaging, labeling, and distribution of food, dietary supplements, drugs, cosmetic, medical devices, biologics, and tobacco products. Our products are subject to law and regulation by the FDA. Moreover, the regulatory status of our products is currently in a state of flux as the FDA attempts to determine the appropriate manner in which to regulate these products. Thus, the regulatory approach is still evolving, and we may be required to seek the FDA’s approval to market our products. It is also possible that the FDA may simply issue a regulation setting forth the conditions in which such products may be marketed, or it may simply prohibit these products. However, because the FDA’s regulatory process is subject to change, we cannot predict the likely outcome. In addition, the FTC under the Federal Trade Commission Act (“FTC Act”) requires that product advertising be truthful, substantiated and not misleading. We believe that our advertising meets these requirements. However, the FTC may bring a challenge at any time to evaluate our compliance with the FTC Act. In addition, most states where our products are legal provide their own regulatory guidelines and regulations in connection with cigarette or other smokable product sales. Any failure by us to remain current on state regulatory changes could negatively affect our ability to operate our business.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distraction of management attention away from our business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our policies and procedures require strict compliance by our employees and agents with all U.S. and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, our policies and procedures may not ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

Climate change may negatively affect our business.

There is growing concern that a gradual increase in global average temperatures may cause an adverse change in weather patterns around the globe resulting in an increase in the frequency and severity of natural disasters. Changing weather patterns could have a negative impact on agricultural productivity, which may limit availability or increase the cost of certain key ingredients such as hemp, natural flavors and other ingredients used in our products. Also, increased frequency or duration of extreme weather conditions may disrupt the productivity of our facilities, the operation of our supply chain or impact demand for our products. In addition, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements and could result in increased production, transportation and raw material costs. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Our business and operations would be adversely impacted in the event of a failure or interruption of our information technology infrastructure or as a result of a cybersecurity attack.

The proper functioning of our own information technology (IT) infrastructure is critical to the efficient operation and management of our business. We may not have the necessary financial resources to update and maintain our IT infrastructure, and any failure or interruption of our IT system could adversely impact our operations. In addition, our IT is vulnerable to cyberattacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. We believe that we have adopted appropriate measures to mitigate potential risks to our technology infrastructure and our operations from these IT-related and other potential disruptions. However, given the unpredictability of the timing, nature and scope of any such IT failures or disruptions, we could potentially be subject to downtimes, transactional errors, processing inefficiencies, operational delays, other detrimental impacts on our operations or ability to provide products to our customers, the compromising of confidential or personal information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.

Our sales may be seasonal, and we experience fluctuations in quarterly results as a result of many factors. We expect to generate a greater percentage of our revenues during the warm weather months of April through September. Timing of customer purchases will vary each year, and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

In addition, our operating results may fluctuate due to a number of other factors including, but not limited to:

●	Our ability to maintain, develop and expand distribution channels for current and new products, develop favorable arrangements with third party distributors of our products and minimize or reduce issues associated with engaging new distributors and retailers, including, but not limited to, transition costs and expenses and down time resulting from the initial deployment of our products in each new distributor’s network;

●	Unilateral decisions by distributors, grocery store chains, specialty chain stores, club stores, mass merchandisers and other customers to discontinue carrying all or any of our products that they are carrying at any time;

●	Our ability to manage our resources to sufficiently support general operating activities, promotion allowances and slotting fees, promotion and selling activities, and capital expansion, and our ability to sustain profitability;

●	Our ability to meet the competitive response by much larger, well-funded and established companies currently operating in the hemp smokables industry, as we introduce new competitive products, and our hemp smokables products; and

●	Competitive products and pricing pressures and our ability to gain or maintain share of sales in the marketplace as a result of actions by competitors.

Due to these and other factors, our results of operations have fluctuated from period to period and may continue to do so in the future, which could cause our operating results in a particular quarter to fail to meet market expectations.

Changes in our effective tax rate may impact our results of operations.

We are subject to taxes in the U.S. and other jurisdictions. Tax rates in these jurisdictions may be subject to significant change due to economic and/or political conditions. A number of other factors may also impact our future effective tax rate including:

●	the jurisdictions in which profits are determined to be earned and taxed;

●	the resolution of issues arising from tax audits with various tax authorities;

●	changes in valuation of our deferred tax assets and liabilities;

●	increases in expenses not deductible for tax purposes, including write-offs of acquired intangibles and impairment of goodwill in connection with acquisitions;

●	changes in availability of tax credits, tax holidays, and tax deductions;

●	changes in share-based compensation; and

●	changes in tax laws or the interpretation of such tax laws and changes in generally accepted accounting principles.

Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of our operations. Further, we may be unable to utilize our net operating losses in the event a change in control is determined to have occurred.

Global economic, political, social and other conditions, including the COVID-19 pandemic, may continue to adversely impact our business and results of operations.

The hemp industry can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, unemployment levels and consumer spending patterns, which together may impact the willingness of consumers to purchase our products as they adjust their discretionary spending. Adverse economic conditions may adversely affect the ability of our distributors to obtain the credit necessary to fund their working capital needs, which could negatively impact their ability or desire to continue to purchase products from us in the same frequencies and volumes as they have done in the past. If we experience similar adverse economic conditions in the future, sales of our products could be adversely affected, collectability of accounts receivable may be compromised, and we may face obsolescence issues with our inventory, any of which could have a material adverse impact on our operating results and financial condition.

Additionally, while the extent of the continued impact on our business and financial condition is unknown at this time, we may be negatively affected by COVID-19 and actions taken to address and limit the spread of COVID-19, or any re-emergence of the virus, such as travel restrictions, event cancellations, and limitations affecting the supply of labor and the movement of raw materials and finished products. If available manufacturing capacity is reduced as a result of any re-emergence of COVID-19, it could negatively affect the timely supply, pricing and availability of finished products. Moreover, we may also be negatively impacted by current and future closures of restaurants, independent accounts, convenience chains, and retail store chains resulting from any re-emergence or new outbreaks of COVID-19. Overall, we do not yet know the full extent of potential delays or impacts on its business, financing activities, or the global economy as a whole. However, these effects could have a material impact on our liquidity, capital resources, operations and business and those of third parties on which we rely.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S denominated banknotes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds and sell the shares we are offering. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

The United States generally accepted accounting principles and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, stock-based compensation, inventory, revenue recognition, trade spend and promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could adversely affect our reported financial results.

Risks Related to This Offering and Ownership of Our Common Stock

There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list of our common stock on NYSE under the symbol “HEAL.” The closing of this offering is contingent upon the successful listing of our common stock on the NYSE. There is no guarantee that NYSE, or any other exchange or quotation system, will permit our common stock to be listed and traded. If we fail to obtain a listing on NYSE , we may seek quotation on the OTCQX Best Market or OTCQB Venture Market of the OTC Link ATS (alternative trading system) operated by OTC Markets Group, Inc. These markets are inter-dealer, over-the-counter markets that provide significantly less liquidity than NYSE.

Even if our common stock is approved for listing on NYSE, a liquid public market for our common stock may not develop. The initial public offering price for our common stock has been determined by negotiation between us and the Underwriter based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the common stock is traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common stock regardless of our operating performance or prospects.

We may not be able to satisfy listing requirements of NYSE or obtain or maintain a listing of our common stock on NYSE.

If our common stock is listed on NYSE, we must meet certain financial and liquidity criteria to maintain such listing. If we violate NYSE’s listing requirements, or if we fail to meet any of NYSE’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from NYSE may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Listing our common stock on a securities exchange will increase our regulatory burden.

We intend to apply for the listing of our common stock under the symbol “HEAL” on the NYSE. There is no guarantee that our application will be approved in connection with this offering. Although to date we have not been subject to the continuous and timely disclosure requirements of exchange rules, regulations and policies of NYSE, we are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on NYSE. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our shares that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on NYSE on a timely basis and that we will be able to achieve and maintain compliance with applicable listing requirements. In addition, compliance with reporting and other requirements applicable to public companies listed on NYSE will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the effects that management’s attention to these matters will have on our business.

The market price of our common stock may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common stock to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our common stock on NYSE and our subsequent ability to maintain such listing.

The public offering price of our common stock has been determined by negotiations between us and the Underwriter based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

You will experience immediate and substantial dilution as a result of this offering.

As of December 31, 2022, our net tangible book value was approximately $[ ] or approximately $[ ] per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering. Based on the assumed public offering price of $[ ] per share of common stock being sold in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of December 31, 2022, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $[ ] per share (or $[ ] per share if the Underwriter exercises the over-allotment option in full) with respect to the net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this offering to grow our company, cover expenses associated with becoming a public company, working capital and general corporate purposes. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. Please see the “Use of Proceeds” section in this prospectus for more information.

We do not intend to pay any cash dividends on our shares of common stock in the near future, so our shareholders will not be able to receive a return on their shares unless they sell their shares.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. There is no assurance that future dividends will ever be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell their shares, and they may be unable to sell their shares on favorable terms or at all.

We are majority-owned by Hemptown Organics Corp. (“Parent”), and a small group of our officers and directors, together with certain other stockholders, hold a majority of the control of Functional Brands Inc.

We are a majority-owned subsidiary of Hemptown Organics Corp., which owns approximately 98% of our outstanding shares of common stock. Our key officers, directors and current stockholders beneficially own approximately 2% of our company.

Such concentration of ownership and control could have the effect of delaying, deterring or preventing a change in control of our company that might otherwise be beneficial to stockholders. There can be no assurance that conflicts of interest will not arise with respect to our key officers and directors, or that such conflicts will be resolved in a manner favorable to us.

We will be a “controlled company” within the meaning of the listing rules of NYSE and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Because Hemptown Organics Corp. owns a majority of our common stock and will own a majority of our common stock after this offering, we will be a “controlled company” as defined under the listing rules of NYSE. Under NYSE listing rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. For as long as we remain a controlled company, we are permitted to elect to rely on certain exemptions from NYSE’s corporate governance rules, including the following:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that our compensation committee be composed entirely of independent directors;

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or a nominating committee composed solely of independent directors;

Although we do not intend to rely on the “controlled company” exemptions to NYSE’s corporate governance rules, we could elect to rely on these exemptions in the future. If we elected to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors, our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering, and you would not have the same protection afforded to shareholders of companies that are subject to NYSE’s corporate governance rules.

There has been no independent valuation of our common stock, which means that our common stock may be worth less than the offering price in the offering.

The per share purchase price in the offering has been determined by us without independent valuation of our shares of common stock. We established the offering price based on management’s estimate of the valuation of shares of our common stock. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our shares. Our shares of common stock may have a value significantly less than the offering price, and the shares may never obtain a value equal to or greater than the offering price.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lockups expire, could adversely affect the market price of our common stock. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six months after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common stock may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

Our articles of incorporation authorize us to issue shares of “blank check” preferred stock, meaning our board of directors can designate the rights and preferences of classes or series of such preferred stock without shareholder approval. Any preferred stock that we issue in the future may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission, or the SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on NYSE or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore shareholders may have difficulty selling their shares.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). An emerging growth company may take advantage of reduced disclosure and reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our periodic reports and registration statements, including this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) on the effectiveness of our internal controls over financial reporting;

●	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, proxy statements and registration statements, including this prospectus; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have taken advantage of the reduced disclosure obligations in the registration statement of which this prospectus is a part and intend to elect to take advantage of other reduced disclosure and reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company when we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Reports on Form 10-K and, like emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs, expectations, and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goal and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectations regarding our relationships with investors, institutional funding partners and other parties with whom we collaborate;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, except as required by applicable law, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated Underwriter discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $[   ] from this offering (or approximately $[   ] if the Underwriter exercises the over-allotment option in full), based on an assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

●	30% of the net proceeds (approximately $4 million) for sales, marketing and advertising initiatives;

●	14% of the net proceeds (approximately $2 million) for acquisitions of companies and technologies aligned and synergistic with our manufacturing technologies and growth objectives;

●	7% of the net proceeds (approximately $1 million) for market awareness marketing;

●	20% of the net proceeds (approximately $2.685 million) for a deferred payment in connection with the Kirkman acquisition which is only principal, there is no interest; and

●	29% of the net proceeds (approximately $4 million) for working capital – manufacturing, inventory and contingencies.

With regard to our plan to use approximately 14% of the net proceeds of this offering for potential acquisitions, we have only recently been introduced to four potential acquisition targets, and we do not have any current plans, arrangements or agreements in connection with any potential acquisition targets.

Each $1 increase or decrease in the assumed initial public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $[  ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not intend to pay any cash dividends on our shares of common stock in the near future, so our shareholders will not be able to receive a return on their shares unless they sell their shares.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2022:

●	on an actual basis;

●	on a pro forma basis to reflect the sale of [ ] shares by us in this offering at an assumed price to the public of $[ ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, resulting in net proceeds to us of $[ ] after deducting (i) underwriter commissions of $[ ] and (ii) our estimated other offering expenses of $[ ]; and

●	on a pro forma basis to reflect the sale of [ ] shares by us in this offering, assuming the Underwriter elects to exercise the over-allotment option in full, at an assumed price to the public of $[ ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, resulting in net proceeds to us of $[ ] after deducting (i) underwriter commissions of $[ ] and (ii) our estimated other offering expenses of $[ ].

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our common stock and other terms of this offering determined at pricing. All figures presented in the table below are rounded to the nearest thousand dollars. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2022:
	Actual		Post- Offering Pro Forma without Over- Allotment Option	Post- Offering Pro Forma with Over- Allotment Option
Cash and cash equivalents		$221	$	$
Total long-term liabilities		$347
Total liabilities		$1,393	$	$
Shareholders’ equity (deficit):
Preferred stock, $[ ] par value, [ ] shares authorized and no shares issued and outstanding on an actual and pro forma basis (prior to this offering)		$-	$	$
Common stock, $ [ ]par value, [ ]shares authorized and [ ] shares issued and outstanding on an actual and pro forma basis (prior to this offering)		$4,726	$	$
Additional Paid in Capital	$		$	$
Accumulated Deficit		$1,408	$	$
Total shareholders’ equity (deficit)		$3,318	$	$
Non-controlling interests		$-	$	$
Total liabilities and shareholders’ equity		$4,711	$	$

Each $1.00 increase or decrease in the assumed offering price per share of $[ ], which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $[ ] (or $[ ] if the Underwriter exercises its over-allotment option in full), after deducting (i) estimated underwriter commissions and (ii) offering expenses, in each case, payable by us.

DILUTION

Dilution in net tangible book value per share to new investors in our securities, is the amount by which the offering price paid by the purchasers of the shares of our common stock sold in this offering exceeds the pro forma net tangible book value per share of common stock immediately after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The net tangible book value of our common stock as of December 31, 2022, was approximately $[ ], or approximately $[ ] per share of common stock.

Pro forma as adjusted net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale of [ ] shares of our common stock in this offering at an assumed initial public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2022, would have been approximately $[ ], or approximately $[ ] per share. This amount represents an immediate increase in pro forma net tangible book value of $[ ] per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $[ ] per share to purchasers of our common stock in this offering, as illustrated in the following table.

Assumed initial public offering price per share	$	[ ]
Net tangible book value per share at December 31, 2022	$
Pro forma net tangible book value per share after this offering	$	[ ]
Increase in net tangible book value per share to the existing shareholders	$	[ ]
Dilution in net tangible book value per share to new investors in this offering	$	[ ]

If the Underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $[    ] per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $[    ] per share.

The following table sets forth, assuming the sale of [    ] shares of our common stock in this offering, as of December 31, 2022, the total number of shares of common stock previously issued and sold by us to existing investors, the total consideration paid for the foregoing and the average price per share, before deducting estimated underwriter commissions and offering expenses (assuming no exercise of the over-allotment option to purchase additional shares of common stock and assuming no exercise of the Representative’s warrants), in each case payable by us. As the table shows, new investors purchasing shares of our common stock in this offering may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing shareholders.

	Shares Purchased		Total Consideration			Average Price
	Number	Percent	Amount		Percent	Per Share
Existing shareholders(1)	[ ]	[ ]	$	[ ]	[ ]	$	[ ]
New investors	[ ]	[ ]	$	[ ]	[ ]	$	[ ]
Total	[ ]	100.00%	$	[ ]	100.00%	$	[ ]

(1)	[●]

A $1.00 increase or decrease in the assumed public offering price of $[    ] per share assuming the number of shares of our common stock offered by us remains the same and after deducting estimated underwriter commissions and offering expenses payable by us would increase or decrease our pro forma net tangible book value (deficit), as adjusted to give effect to this offering, to $[    ] per share ($[    ], if the Underwriter exercises its over-allotment option in full). A $1.00 increase in the assumed public offering price of $[    ] per share would increase the dilution to new investors by $[   ] per share ($[    ], if the Underwriter exercises its over-allotment option in full).

To the extent that any outstanding options or warrants are exercised, new options, restricted stock units or other securities are issued under our stock-based compensation plans, or new shares of preferred stock are issued, or we issue additional shares of common stock or warrants in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

Our company operates in the nutraceutical supplement industry, we are a manufacturer and distributor of supplements in categories such as pain, energy, general health, bone and joint, gastro, immunity, cardiac, detox, brain and memory, sleep, prenatal and urinary. Our end markets focus on end-consumers through different channels that include pharmacies, US wholesalers, international distributors and direct-to-consumers. Our products are sold over the counter and do not require a doctor’s prescription since they are not yet FDA approved. Our company also operates in the hemp industry as a retailer of hemp derived products in categories such as capsules, cigarettes, gummies, tinctures, apparel and accessories with a commercial end market, end-consumers.

Our Corporate History and Structure

Functional Brands was organized under the General Corporation Law in the state of Delaware on November 19, 2020, under the name of HT Naturals Inc., and the Company changed its name to Functional Brands Inc. on March 22, 2023. Our principal business is the production, marketing, sales, and distribution of nutraceutical products through our Kirkman division, alongside hemp derived products under the Hemptown brand in certain states within the United States that permit such sales. We are a subsidiary of HOC, a British Columbia, Canada private operating holding company with various interests in nutraceutical manufacturing and federally legal industrial hemp derived products. On December 10, 2020 HOC granted Functional Brands a license to use the Hemptown USA and Hemptown Naturals brand and trademarks on a perpetual, non-exclusive, non-transferable basis, with no expiry date.

On June 28, 2019, HTO Holdings Inc. (“HTO Holdings”) a wholly owned subsidiary of HOC and the owner of all issued and outstanding stock of HTO Nevada (as “Purchaser”), entered into an asset purchase agreement (“APA”) for the net assets of Kirkman Group Inc. a Nevada corporation, Kirkman Laboratories Inc., an Oregon corporation and Kirkman Group International, Inc. a Nevada corporation (collectively “Kirkman” or the “Seller,” and together with Purchaser, the “Parties”) for a consideration equal to $5 million with payout in a business combination of cash and deferred consideration. Under the APA, Purchaser and HTO Holdings were to make certain additional payments toward the purchase price, the APA was amended on November 30, 2021 by the Parties, with the purpose of modifying the payment schedule of the deferred consideration; and in exchange for amending the payment schedule of the deferred consideration, the Purchaser and HTO Holdings agreed to enter into a security agreement, and amend the APA and other agreements attached to the APA (including, but not limited to, the non-competition agreement, the trademark assignment agreement, the domain names transfer agreement, the assignment of intangible assets, and the intellectual property security agreement (collectively, the “IP Collateral Agreements”)) to, among other things, provide additional collateral as security to Seller. Upon payment in full in cash of the deferred consideration or set-off of the deferred consideration, as amended, (i) each of the Parties agreed that the security agreement and amended intellectual property security agreement would be automatically terminated and be of no further force and effect, and (ii) Seller would, at its sole cost and expense, release all liens in the IP Collateral, as defined in the respective security agreement and intellectual property security agreement, and all rights therein would forthwith revert to Purchaser. On May 16, 2022, the APA was amended again by the Parties, to reflect further modifications to the schedules and exhibits to the APA and IP Collateral Agreements. On May 31, 2022, Purchaser paid Seller certain amounts (“Immediate Payments”), and on July 23, 2022, Purchaser and Seller executed a forbearance agreement (“Forbearance Agreement”) to extend the payments due under the APA to August 31, 2022. After Purchaser’s default, and partial payment to Seller in September, 2022, the Parties executed an amendment to the Forbearance Agreement on December 27, 2022, to extend certain payments due under the APA, at which time the remaining balance due was $3,032,000 (the “Existing Default”) and to forbear Seller from exercising its rights and remedies under the APA until July 1, 2023, in exchange for a replacement lien on the security by having Purchaser grant Seller a lien on Purchaser’s accounts receivable, this lien replaces and substitutes any existing lien on other collateral owned by Purchaser, the purpose of the forbearance is to provide Purchaser with a period of time to cure the Existing Default. Purchaser must make certain payments starting with one partial payment on January 15, 2023, a second payment on March 31, 2023 and the balance payment on July 31, 2023.   None of these payments have been made as of the date of this prospectus. We intend to use a portion of the proceeds of this offering to cover the payment of some of the Existing Default for this acquisition. As a part of our restructuring efforts HTO Nevada, formerly owned by HTO Holdings, was acquired by Functional Brands on May [ ], 2023, through a share exchange agreement executed by HOC, HTO Holdings and Functional Brands, in which HTO Holdings exchanged 1,000 restricted shares of common stock par value $0.0001 per share, of HTO Nevada, being all of the issued and outstanding capital stock of HTO Nevada, in exchange for the issuance of 80,000,000 restricted shares of common stock of Functional Brands, $0.00001 par value per share (the “Functional Brands Shares”) to HOC, such that, HTO Nevada shall be a wholly-owned subsidiary of Functional Brands and HOC shall own 120,000,000 shares of Functional Brands. The resulting entity, Functional Brands Inc., with its wholly owned subsidiary HTO Nevada will be the public listed entity. Our fiscal year-end is December 31.

Our Products

Our products under our “Kirkman” brand are manufactured in our cGMP certified, FDA registered manufacturing facility located in Lake Oswego, Oregon. Our product formulations also include other ingredients to ensure appropriate and reasonable efficacy of the product. Kirkman is a manufacturer of nutritional supplements. Founded in 1949, Kirkman is also the oldest nutritional supplement company serving the special needs community. Kirkman is also dedicated to supplying the purest and safest nutritional supplements in the marketplace.

Our Kirkman brand offers more than 150 products including probiotics, enzymes, vitamins, multivitamins, amino acids, antioxidants, immune support, essential fatty acids, preconception, prenatal supplements, personal care products and other specialty products. Kirkman treats patients with autism spectrum disorders and special dietary needs through an established network of over 2,000 doctors in over 40 countries.   Our Kirkman brand operates in 95% of the major subsegments in the supplement industry. Kirkman has a long-standing loyal customer and consumer base due to the rigorous testing of products in compliance with FDA requirements. Kirkman has been endorsed by various businesses and celebrities, including the famous and original Shark Tank member, Kevin Harrington.

Digestive enzymes: Over-the-counter (“OTC”) oral digestive enzyme supplements are a combination of proteases, which aid protein digestion; lipases, which aid in fat digestion; and amylases, which aid in carbohydrate digestion. These may be prescribed by a doctor in some cases, when the pancreas does not make enough digestive enzymes on its own.

Essential fatty acids: Also called omega-3 fatty acids, essential fatty acids are important digestive chemicals that the body cannot make on its own.

Our products under the Kirkman Brand include, but not limited to the following:

●	Supplements for Autism:

●	Oxytocin

●	Vitamin B6 and Magnesium

●	Melatonin

●	Probiotics

●	Digestive Enzymes

●	Essential Fatty Acids

●	Vitamin B12

●	Glutathione

●	Functional Mushrooms

●	Multivitamins and Minerals

●	Antioxidants

●	Amino Acids

We plan to offer a line of prenatal vitamins for expectant mothers under the Kirkman brand. These vitamins have been specially formulated by our company to provide essential nutrients for both the mother and the developing fetus.

Hemptown Naturals is a subsidiary of Hemptown Organics Corporation, a privately held British Columbia corporation. Launched in October 2020, Hemptown Naturals aims to deliver the highest quality and innovative hemp-derived cannabinoid products under a California, west coast lifestyle brand. Our Hemptown Naturals brand includes a full lineup of premium hemp cigarettes, gummies, tinctures, tablets, and capsules. Hemptown Natural’s hemp cigarette line is anchored by a 20 pack of “Hemp Stix” premium hemp cigarettes with less than 0.3% THC and zero nicotine. Our proprietary premium blend of CBG and CBD is available in the original blend, alongside a wide range of flavors such as Pineapple Express, Mango Madness and Table Rock Blend. Hemptown Naturals products are produced and sold in compliance with the US 2018 Farm Bill and the US Agricultural Act of 2014.

Additionally, we plan to introduce a suite of supplement products, designed specifically for the golf industry and golf professionals. The product line of capsules, tinctures, and creams are specially formulated to help golfers of all levels improve their game and overall well-being. The capsules are packed with a blend of essential vitamins and minerals that support joint health, flexibility, and energy levels. The tinctures are made from all-natural ingredients and provide a way to support focus and mental clarity, helping athletes stay in the zone and make the perfect shot. The creams are specially designed to provide targeted relief for sore muscles and joints, helping them stay comfortable and focused on the course. Some of these products include Sleep Caps to ensure that players are well rested, Super B12 Powder which provides the energy for the perfect round, Calm Caps which help manage anxiety when players need it most, and Epson Salt Cream & Recovery Caps, which aid with recovery.

Recent New Products

On February 2, 2023, we announced an expansion of the partnership with the Trailer Park Boys to include the development and launch of legally compliant hemp-derived gummies.   We executed a license agreement with the Trailer Park Boys, which is in effect since July 21, 2021 and until December 31, 2023, under the license agreement, the Company must pay the Trailer Park Boys, an amount equal to $200,000, with $50,000 advance against royalties payable upon execution of the agreement and $150,000 to be paid during the second year of the agreement, additionally, the Trailer Park Boys are entitled to 600,000 shares of the Company. The royalty rates under this agreement are 30% of the net sales of the company derived from sales related to the license.

On February 7, 2023, we announced a partnership with HS Wholesale Limited (“HS Wholesale”), focused on gaining national distribution in the United States for HempTown Naturals Hemp Stix, HempTown Naturals CBD/CBG Capsules, Trailer Park Boys Gummies, and Trailer Park Boys HempStix (the “Distribution Agreement”) This Distribution Agreement has a sales target of $8 million in revenue over two years. The Distribution Agreement is effective from January 17, 2023 until January 16, 2025 and remains exclusive as long as HS Wholesale maintains minimum monthly purchase requirements. The Distribution Agreement may be terminated for “cause” as specified therein, such as the failure to cure a breach of the purchase requirements or maintain governmental authorizations. Pursuant to the Distribution Agreement, HS Wholesale determines the onward prices at which it would sell HempTown products, with all orders forwarded to, and subject to acceptance by HempTown Naturals. Further, pursuant to the Distribution Agreement, HS Wholesale is solely responsible for all costs and expenses relating to the distribution of HempTown products.

COVID-19

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions and the disruption caused by such actions, the effectiveness of vaccines and other treatments for COVID-19, and the impact of these and other factors on our employees, customers, partners and vendors. If we are not able to respond to and manage the impact of such events effectively, our business will be harmed.

To the extent the pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in the “Risk Factors” section.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient manufacturing processes;

●	our ability to attract and retain talented employees and sales personnel and distributors; and

●	market conditions and our market position.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

For the Year Ended December 31, 2022, compared to the Year Ended December 31, 2021

Revenue

During the year ended December 31, 2022, we generated $10,364,906 in revenue compared to $10,923,940 in revenue in 2021. Sales remained consistent year over year due to the Company’s continuous work to stabilize the company through marketing sustained efforts.

Operating Costs and Expenses

We had total cost of goods sold of $4,249,115 for the year ended December 31, 2022, compared to $4,328,525 in cost of goods sold in 2021. This reduction is consistent with the change in sales over the same period and the fact that the year-end inventory balance was much higher at fiscal year year-end of 2022 than the prior year’s inventory balance. We incurred general and administrative expenses totaling $4,893,720 for the year ended December 31, 2022, compared to $4,444,181 in 2021.

Net Loss

We had a net income of $342,619 for the year ended December 31, 2022, compared to a net loss of $1,704,695 for the 2021 fiscal year. This increase was due to tightening general and administrative expenditures as well as a gain on loan forgiveness.

Assets & Liabilities

The following table sets forth key components of our balance sheet as of December 31, 2022 and 2021.

	As of December 31,
	2022	2021

Current Assets	$2,764 ,397	$2,577,744
Property and Equipment	537 ,235	619,212
Total Assets	4,711 ,129	4,158,979
Current Liabilities	1,046 ,447	1,959,78
Total Liabilities	1,393 ,068	2,306,403
Stockholder’s Equity	3,318 ,060	1,852,577
Total Liabilities and Equity	$4,711 ,129	$4,158,980

As of December 31, 2022, current assets increased to $2,764,397 from $2,577,744 as of December 31, 2021. This increase was primarily due to an increase in accounts receivables as of December 31, 2022, as compared to December 31, 2021. As of December 31, 2022, current liabilities decreased to $1,046,447 from $1,959,782 as of December 31, 2021, primarily due to decreases in loans and leases.

At December 31, 2022, we had cash funds of $221,357.

Liquidity and Capital Resources

The table below, for the periods indicated, provides selected cash flow information:

	Year Ended December 31, 2022	Year Ended December 31, 2021

Net cash provided by (used in) operating activities	$(1,341.000)	(1,778,546)
Net cash used in investing activities	76,480	24,170
Net cash provided by financing activities	1,122,865	2,009,325
Net change in cash	$(141,646)	255,948

Cash Flows from Operating Activities

We had cash used in operating activities of ($1,341,000) in the year ended December 31, 2022, as compared to cash used in operating activities of ($1,778,546) during the year ended December 31, 2021.

Cash Flows from Investing Activities

We had cash used in investing activities of $76,480 for the year ended December 31, 2022, as compared to $24,170 cash used in investing activities in 2021. This cash was primarily used to make payments on lease obligations.

Cash Flows from Financing Activities

We had cash provided by financing activities of $1,122,865 in the year ended December 31, 2022, as compared to cash provided by financing activities of $2,009,325 in 2021, due to initiating a Reg CF campaign.

We anticipate that our cash needs for the next twelve months for working capital and capital expenditures will be approximately $3,600,000. As of December 31, 2022, we had approximately $ 221,357 in cash, and we believe that our current cash and cash flow from operations will only be sufficient to meet anticipated cash needs for the next six months for working capital and capital expenditures. We will likely also require additional cash resources due to possible changed business conditions or other future developments. We plan to seek to sell additional equity securities to generate additional cash to continue operations. We may also sell debt securities to generate additional cash. The sale of equity securities, or of debt securities that are convertible into our equity, could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including the following: investors’ perception of, and demand for, securities of cigarette and hemp companies; conditions of the U.S. and other capital markets in which we may seek to raise funds; future results of operations, financial condition and cash flow. Therefore, our management cannot assure that financing will be available in amounts or on terms acceptable to us, or if at all. Any failure by us to raise additional funds on terms favorable to us could have a material adverse effect on our liquidity and financial condition.

Going Concern

In the event we are not successful in reaching our sustained revenue targets, we anticipate that depending on market conditions and our plan of operations, we will likely incur continued operating losses. We base this expectation, in part, on the fact that we may not be able to generate enough gross profit to cover our operating expenses. Consequently, we may not continue to operate as a going concern in the long term. As described in the section entitled “Risk Factors,” we are subject to many factors which could detrimentally affect us. Many of these risk factors may be outside management’s control, including demand for our products, our ability to hire and retain talented and skilled employees and service providers, as well as other factors. We do not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonable likely to result in, our liquidity increasing or decreasing in any material way. We do not know of any significant changes in expected sources and uses of cash. We do not have any commitments or arrangements from any person to provide us with any equity capital.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Our financial statements are based on the application of accounting principles generally accepted in the United States (“GAAP”). GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue, and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 2 to our financial statements. While these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause an effect on our results of operations, financial position or liquidity for the periods presented in this report.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by FASB that are adopted by us as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on our financial statements upon adoption.

BUSINESS

Overview

HTO Nevada dba Kirkman operates in the nutraceutical supplement industry, we are a manufacturer and distributor of supplements in categories such as pain, energy, general health, bone and joint, gastro, immunity, cardiac, detox, brain and memory, sleep, prenatal and urinary. Our end markets include commercial with end-consumers and businesses which encompass pharmacies, wholesalers and distributors. Functional Brands Inc. under its Hemptown Brand operates in the hemp derived industry as a retailer of hemp derived products in categories such as capsules, cigarettes, gummies, tinctures, apparel and accessories with a commercial end market, end-consumers. HOC is a holding company with various interests in nutraceutical manufacturing and federally legal industrial hemp products, and owns intellectual property, including brands and pending trademarks, as well as other intangible assets, such as “Hemptown,” “Hemptown USA” Brand and logo pending trademark. Functional Brands has a perpetual license to use and operate the HOC brand and logo.

On June 28, 2019, HTO Holdings Inc. (“HTO Holdings”) a wholly owned subsidiary of HOC and the owner of all issued and outstanding stock of HTO Nevada (as “Purchaser”), entered into an asset purchase agreement (“APA”) for the net assets of Kirkman Group Inc. a Nevada corporation, Kirkman Laboratories Inc., an Oregon corporation and Kirkman Group International, Inc. a Nevada corporation (collectively “Kirkman” or the “Seller,” and together with Purchaser, the “Parties”) for a consideration equal to $5 million with payout in a business combination of cash and deferred consideration. Under the APA, Purchaser and HTO Holdings were to make certain additional payments toward the purchase price, the APA was amended on November 30, 2021 by the Parties, with the purpose of modifying the payment schedule of the deferred consideration; and in exchange for amending the payment schedule of the deferred consideration, the Purchaser and HTO Holdings agreed to enter into a security agreement, and amend the APA and other agreements attached to the APA (including, but not limited to, the non-competition agreement, the trademark assignment agreement, the domain names transfer agreement, the assignment of intangible assets, and the intellectual property security agreement (collectively, the “IP Collateral Agreements”)) to, among other things, provide additional collateral as security to Seller. Upon payment in full in cash of the deferred consideration or set-off of the deferred consideration, as amended, (i) each of the Parties agreed that the security agreement and amended intellectual property security agreement would be automatically terminated and be of no further force and effect, and (ii) Seller would, at its sole cost and expense, release all liens in the IP Collateral, as defined in the respective security agreement and intellectual property security agreement, and all rights therein would forthwith revert to Purchaser. On May 16, 2022, the APA was amended again by the Parties, to reflect further modifications to the schedules and exhibits to the APA and IP Collateral Agreements. On May 31, 2022, Purchaser paid Purity Labs Inc. and Seller certain amounts (“Immediate Payments”), and on July 23, 2022, Purchaser and Seller executed a forbearance agreement (“Forbearance Agreement”) to extend the payments due under the APA to August 31, 2022. After Purchaser’s default, and partial payment to Seller in September, 2022, the Parties executed an amendment to the Forbearance Agreement on December 27, 2022, to extend certain payments due under the APA, at which time the remaining balance due was $3,032,000 (the “Existing Default”) and to forbear Seller from exercising its rights and remedies under the APA until July 1, 2023, in exchange for a replacement lien on the security by having Purchaser grant Seller a lien on Purchaser’s accounts receivable, this lien replaces and substitutes any existing lien on other collateral owned by Purchaser, the purpose of the forbearance is to provide Purchaser with a period of time to cure the Existing Default. Purchaser must make certain payments starting with one partial payment on January 15, 2023, a second payment on March 31, 2023 and the balance payment on July 31, 2023.   None of these payments have been made as of the date of this prospectus. We intend to use a portion of the proceeds of the public offering to cover the payment of some of the Existing Default. As a part of our restructuring efforts HTO Nevada, formerly owned by HTO Holdings, was acquired by Functional Brands on May 19, 2023, through a share exchange agreement executed by HOC, HTO Holdings and Functional Brands, in which HTO Holdings exchanged 1,000 restricted shares of common stock par value $0.0001 per share, of HTO Nevada, being all of the issued and outstanding capital stock of HTO Nevada, in exchange for the issuance of 80,000,000 restricted shares of common stock of Functional Brands, $0.00001 par value per share (the “Functional Brands Shares”) to HOC, such that, HTO Nevada shall be a wholly-owned subsidiary of Functional Brands and HOC shall own 120,000,000 shares of Functional Brands. The resulting entity, Functional Brands Inc., with its wholly owned subsidiary HTO Nevada will be the public listed entity.. Our fiscal year-end is December 31.

Our Products

Our products under our “Kirkman” brand are manufactured in our cGMP certified, FDA registered manufacturing facility located in Lake Oswego, Oregon. Our products are sold over the counter and do not require a physician prescription. Our products are not FDA approved. Our product formulations also include other ingredients to ensure appropriate and reasonable efficacy of the product. Kirkman is a manufacturer of nutritional supplements.   Founded in 1949, Kirkman is also the oldest nutritional supplement company serving the special needs community. Kirkman is also dedicated to supplying pure and safe nutritional supplements in the marketplace.

Our Kirkman brand offers more than 150 products including probiotics, enzymes, vitamins, multivitamins, amino acids, antioxidants, immune support, essential fatty acids, preconception, prenatal supplements, personal care products and other specialty products. Kirkman is recognized for treating patients with autism spectrum disorders and special dietary needs through an established network of over 2,000 customers in over 40 countries.   Our Kirkman brand operates in 95% of the major subsegments in the supplement industry. Kirkman has a long-standing loyal customer and consumer base due to the rigorous testing of products in compliance with FDA requirements. Kirkman has been endorsed by various businesses and celebrities, including the famous and original Shark Tank member, Kevin Harrington.

Digestive enzymes: Over the counter oral digestive enzyme supplements are a combination of proteases, which aid protein digestion; lipases, which aid in fat digestion; and amylases, which aid in carbohydrate digestion. These may be prescribed by a doctor in some cases, when the pancreas does not make enough digestive enzymes on its own. People are increasingly taking OTC digestive enzymes in lower doses to support general gut health.

Essential fatty acids: Also called omega-3 fatty acids, essential fatty acids are important digestive chemicals that the body cannot make on its own.

Our products under the Kirkman Brand include, but not limited to the following:

●	Supplements for Autism:

●	Oxytocin

●	Vitamin B6 and Magnesium

●	Melatonin

●	Probiotics

●	Digestive Enzymes

●	Essential Fatty Acids

●	Vitamin B12

●	Glutathione

●	Functional Mushrooms

●	Multivitamins and Minerals

●	Antioxidants

●	Amino Acids

We plan to offer a line of prenatal vitamins for expectant mothers under the Kirkman brand. These vitamins have been specially formulated by our company to provide essential nutrients for both the mother and the developing fetus.

Functional Brands is a 98% owned subsidiary of HOC, a privately held British Columbia, Canada corporation. Launched in October 2020, Functional Brands through its Hemptown Brand aims to deliver the highest quality and innovative hemp-derived cannabinoid products under a California, west coast lifestyle brand. Our Hemptown Naturals brand includes a full lineup of premium hemp cigarettes. Hemptown Natural’s hemp cigarette line is anchored by a 20 pack of “Hemp Stix” premium hemp cigarettes with less than 0.3% THC and zero nicotine and is made with 100% pure hemp, we source all materials for our hemp-derived products from high quality suppliers and third parties. We test the raw materials for efficacy and purity. Although we are authorized to produce hemp derived products because we hold a hemp handler’s license, we currently do not grow any hemp, we source our hemp derived products from registered growers in operation. The FDA does not require any testing on dietary supplements whereas we test for approximately 90 metals and toxins in raw materials. Our proprietary premium blend of CBG and CBD is available in the original blend, alongside a wide range of flavors such as Pineapple Express, Mango Madness and Table Rock Blend. Hemptown Naturals products are produced and sold in compliance with the US 2018 Farm Bill and the US Agricultural Act of 2014.

Additionally, we plan to introduce a suite of supplement products, designed specifically for the golf industry and golf professionals. The product line of capsules, tinctures, and creams are specially formulated to help golfers of all levels improve their game and overall well-being. The capsules are packed with a blend of essential vitamins and minerals that support joint health, flexibility, and energy levels. The tinctures are made from all-natural ingredients and provide a quick and easy way to support focus and mental clarity, helping athletes stay in the zone and make the perfect shot. The creams are specially designed to provide targeted relief for sore muscles and joints, helping them stay comfortable and focused on the course. Some of these products include Sleep Caps to ensure that players are well rested the night before, Super B12 Powder which provides the energy needed for the perfect round, Calm Caps which help manage anxiety when players need it most, and Epson Salt Cream & Recovery Caps, which aids with recovery.

Recent New Products

On February 2, 2023, we announced an expansion of the partnership with the Trailer Park Boys to include the development and launch of legally compliant hemp-derived gummies.   We executed a license agreement with the Trailer Park Boys which is in effect since July 21, 2021 and until December 31, 2023, under the license agreement, the Company must pay the Trailer Park Boys, an amount equal to $200,000, with $50,000 advance against royalties payable upon execution of the agreement and $150,000 to be paid during the second year of the agreement, additionally, the Trailer Park Boys are entitled to 600,000 shares of the Company. The royalty rates under this agreement are 30% of the net sales of the company derived from sales related to the license.

On February 7, 2023, we announced a partnership with HS Wholesale Limited (“HS Wholesale”), focused on gaining national distribution in the United States for HempTown Naturals Hemp Stix, HempTown Naturals CBD/CBG Capsules, Trailer Park Boys Gummies, and Trailer Park Boys HempStix (the “Distribution Agreement”) This Distribution Agreement has a sales target of $8 million in revenue over two years.   The Distribution Agreement is effective from January 17, 2023 until January 16, 2025 and remains exclusive as long as HS Wholesale maintains minimum monthly purchase requirements. The Distribution Agreement may be terminated for “cause” as specified therein, such as the failure to cure a breach of the purchase requirements or maintain governmental authorizations. Pursuant to the Distribution Agreement, HS Wholesale determines the onward prices at which it would sell HempTown products, with all orders forwarded to, and subject to acceptance by HempTown Naturals. Further, pursuant to the Distribution Agreement, HS Wholesale is solely responsible for all costs and expenses relating to the distribution of HempTown products.

Industry

According to Grand View Research, the United States. Dietary Supplement Market is valuated at approximately $48.4 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 5.6% from 2022 to 2030. The United States emerged as a leading market for dietary supplements in the North America region owing to the higher spending capacity of the consumers. Increasing spending on healthcare products, the rising geriatric population, rising interest in preventive healthcare, and growing interest in attaining wellness through diet are expected to augment market growth over the forecast period. We expect that a growing number of fitness centers, health clubs and gymnasiums coupled with growing awareness about fitness among younger generations will increase the demand for energy and weight management. Increasing acceptance of sports as a career is expected to increase the demand for sports nutrition, which we expect will benefit the market for dietary supplements.

According to Grand View Research, the global nutritional supplements market size is expected to reach $358.8 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 6.3% from 2022 to 2030. Increasing awareness regarding health across the globe has helped the market to expand. In the wake of the COVID-19 pandemic, we believe that people are now more aware of the impact of an unhealthy lifestyle. According to Grand View Research, the increasing prevalence of non-communicable diseases (NCDs) has resulted in the wider adoption of nutritional supplementation to augment overall wellbeing. According to the WHO, NCDs are responsible for 41 million deaths each year. During the COVID-19 pandemic, immunity-boosting supplements saw a massive surge in demand, despite a lack of evidence that this in any way prevents COVID-19.

According to Grand View Research, the global cannabidiol market size was valuated at $5.18 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 16.8% from 2022 to 2030. Cannabidiol is a chemical compound that is found in the cannabis sativa plant, and is extracted from hemp or cannabis, generally from hemp due to its naturally high cannabidiol (CBD) content.

Due to its healing properties, the demand for CBD for health and wellness purposes is high, which is the major factor driving the market. In addition, the rising acceptance and use of products due to government approvals is also a factor expected to boost the production of CBD-infused products.

We believe that increasing awareness regarding CBD’s therapeutic benefits has influenced buyers to buy CBD products. Because CBD products have a greater profit margin, commercial retailers are now focusing on selling cannabis-based products. Numerous health and wellness retailers are now offering CBD-based products, such as Rite Aid, CVS Health, and Walgreens Boots Alliance. For example, CVS Health decided to offer CBD topicals over its 800 stores and Walgreens Boots Alliance is selling CBD-containing topicals across 1,500 of its stores in the United States.

According to Grand View Research, CBD derived from hemp is anticipated to witness rapid growth owing to the increasing demand from the pharmaceutical sector and rising awareness among consumers regarding health. Increasing consumer disposable income along with the legalization of medicinal cannabis is anticipated to have a positive impact on the demand for CBD in the pharmaceutical sector. Oils, tinctures, concentrates, capsules, topical solutions such as salves, lip balms, lotions and edibles such as baked goods, coffee, chocolates, gums and candies are some of the CBD products that are in high demand.

Competitive Strengths

The Kirkman brand has been in business for over 70 years with a loyal consumer base and we believe that we maintain high purity and quality standards in the industry. We source all materials from high quality suppliers and third-party test the raw materials for efficacy and purity. We test our finished goods in certified laboratories with state-of-the-art equipment and manufacture our supplements in our US-based cGMP certified and FDA registered facility located in Lake Oswego, Oregon. Our formulations use proprietary blends. Although we are authorized to produce hemp derived products because we hold a hemp handler’s license, we currently do not grow any hemp, we source our hemp derived products from registered growers in operation. Our products are not FDA approved and they do not require a prescription, all our products are sold over the counter. The FDA does not require any testing on dietary supplements whereas we test for approximately 90 metals and toxins in raw materials.

We have an exclusive license agreement with the Trailer Park Boys to market & sell hemp derived products, and our company secured a two-year $8 million Distribution Agreement with HS Wholesale to distribute our hemp derived products throughout the United States.

Growth Strategy

We aim to be a leader in the nutraceutical space by manufacturing products held to the highest standard of quality in terms of toxins, metals, and other impurities. Our goal is to a build a well-rounded portfolio of products including regular as well as mushroom-based supplements targeted for everyday use, pre-natal, athletes and beyond.

We plan to do this by using our Use of Proceeds to:

●	30% of the net proceeds (approximately $4 million) for sales, marketing and advertising initiatives;

●	14% of the net proceeds (approximately $2 million) for acquisitions of companies and technologies aligned and synergistic with our manufacturing technologies and growth objectives;

●	29% of the net proceeds (approximately $4 million) for working capital – manufacturing, inventory and contingencies;

●	7% of the net proceeds (approximately $1 million) for market awareness marketing; and

●	20% of the net proceeds (approximately $2.685 million) for a deferred payment in connection with the Kirkman acquisition which is only principal, there is no interest.

With regard to our plan to use approximately 14% of the net proceeds of this offering for potential acquisitions, we have only recently been introduced to four potential acquisition targets, and we do not have any current plans, arrangements or agreements in connection with any potential acquisition targets.

Why do people on the spectrum need supplements?

Some on the spectrum are restrictive in what they will eat, preferring certain textures or colors over others. This can lead to vitamin and mineral deficiencies since they aren’t eating a wide variety of food types.

According to Grand View Research, there is evidence that people with autism may not absorb or metabolize nutrients in the way that persons without autism absorb or metabolize nutrients. This could mean that even if persons with autism are consuming the nutrients they need, their body cannot utilize them effectively.

Technology & Intellectual Property

On December 10, 2020 we were granted a licensing agreement from Hemptown Organics Corp. The licensing agreement, dated December 10, 2020, provides Functional Brands Inc. as licensee, a license to use the Hemptown USA and Hemptown Naturals brand and trademarks on a perpetual, non-exclusive, non-transferable basis, with no expiry date. This licensing agreement will transfer in full ownership to Functional Brands upon listing, at which time HOC will dividend out the majority of the Company’s shares currently held by HOC.

The following is a list of our current trademark registrations:

United States	Hemptown Organics Corp.
United States	Hemptown Organics Corp.

Marketing

We market our products through various sales channels, primarily trade shows and through print and digital advertisements, focusing on several customer types. These customers include consumers, wholesalers, distributors, and those seeking private label products. We repeatedly test new marketing venues, platforms and approaches and measure results to improve the cost-effectiveness of our efforts.

Trade Shows

We exhibit at a variety of trade shows each year with differing attendee focuses. These include health and wellness shows, Autism conferences, CBD related trade shows, convenience and grocery stores, consumer product distribution, and private label.

Digital and Printed Advertisements

We utilize sophisticated digital tools to place ads primarily through Google and Facebook (now Meta) that target likely customers and those showing interest in our products. In addition, we have recently begun to place traditional print ads in journals and magazines focused on convenience stores, distributors, and private label products.

In addition to new prospect acquisition programs, our marketing team produces newsletters that are distributed to our contacts with the goal of keeping our company top-of-mind, and this newsletter has historically resulted in conversion of contacts into current customers.

Customers and Markets

We sell our Kirkman branded supplements to 45 countries through international distributors that have partnered with the Kirkman brand for two decades. We have recurring consumers that purchase the Kirkman brand via our website at www.kirkmangroup.com, as well as through Amazon. Our core B2B customers are iHerb, Emerson and FullScript. We also have several hundred direct customers, classified as professionals, where we sell our supplements. These customers include doctors, chiropractors, and practitioners who sell our products to their patients. In addition, we plan to produce what we believe will be able to launch a pure and clean pre-natal supplement, called P2i, which will be tested for 24 different heavy metals.

Our hemp related products are sold in the United States. On our e-commerce sites, we have thousands of customers. As for our white/private label business, we have six customers who use us to manufacture white/private label products for them. We have signed an $8 million distribution agreement to distribute our Trailer Park Boys-related products, throughout the United States, which we expect to reach over 30,000 retail store outlets.

Competition

●	There are several competitors in the supplement space. Within the Vitamin segment, 66% of vitamins purchased are classified as a multi-vitamin, as indicated by Nielsen Retail Measurement Data. Market leaders in the multi-vitamin segment are ‘private label store brands’ followed by Nature Made, Centrum, One-A-Day and Nature’s Bounty respectively.

●	Minerals remain a steady category, and they include Calcium, Magnesium and Iron as the main mineral categories. Private Label brands, again, lead the way followed by Nature Made, Caltrate, Citracal and Nature’s Bounty.

●	Supplement growth outpaces the Vitamin and Minerals categories (Source: Nielsen). The segments within the supplement category include, but are not limited to Digestive Health, General Health, Heart Health, Energy, and Sleep Aids. The leaders within this space are Nature’s Bounty, Nature Made, Emergen-C, Baush+Lomb and Airbourne. 91% of the supplement revenue (Nielsen Homescan Panel Data) is generated within the following four sales channels: Warehouse Club, Grocery, Super Centers and Drug Stores.

●	There are several product delivery methods for vitamins, minerals and supplements. These delivery methods could be tablets, capsules, liquids, effervescent tablets, and powders. Kirkman has the ability to produce capsules, tablets, liquids and powders to properly compete with core competitors.

●	Within the special needs category, competition includes New Beginnings, Claire Labs, Houston Enzymes and Lifetrients. These companies primarily focus on the dietary sensitivities of their respective consumers.

●	Within the Hemp Industry, products include gummies, tinctures, creams/lotions and capsules, Charlotte’s Web, cbdMD, Social CBD, Joy Organics, MedTerra produce CBD related products. There is limited market share data due to the fact the majority of product sales occur online.

Facilities

We lease a 24,000 square foot facility located in Lake Oswego, OR. This facility houses our manufacturing operation, warehouse, back-end offices and fulfillment center.    Although we are authorized to produce hemp derived products because we hold a hemp handler’s license, we currently do not grow any hemp, we source our hemp derived products from registered growers in operation.

Employees

As of the date of this prospectus, we have 40 full-time employees and 2 part-time employees, and we consider our employee relations to be good. Our human capital resource objectives are designed to attract, and retain, highly motivated and well qualified employees. We have worked diligently to provide a flexible and safe work environment. The health and safety of our employees and clientele is of the upmost importance to us.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

On May 25, 2021, True Health Medical Center, S.C. (“True Health”) amended an existing complaint against Kirkman Group, Inc. (“Kirkman”), James Hall and David Humphries to assert claims against HTO Nevada, Inc. and HTO Holdings, Inc. (collectively, HTO Nevada, Inc. and HTO Holdings, Inc. are referred to as the “HTO Parties”).  Kirkman is the seller of certain assets to the HTO Parties and is a separate legal entity.  Affiliates of the HTO Parties were first named in the lawsuit on September 23, 2020.  The case is pending in the Circuit Court for the Eighteenth Judicial Circuit, DuPage County, Illinois. Kirkman had terminated a royalty agreement prior to selling its assets to the HTO Parties but the royalty agreement has a provision that allows True Health to continue to receive royalties after the termination of the agreement.  True Health claims that Kirkman underpaid the royalties due to True Health prior to the sale of assets to the HTO Parties.  There is no dispute that Kirkman stopped paying royalties to True Health around the time it terminated the agreement and that the HTO Parties have never paid royalties to True Health.  True Health contends that as the purchaser of certain Kirkman assets, the HTO Parties should be bound by the terms of the royalty agreement. There is no certain amount at this time in connection with the alleged in the damages claim against the HTO Parties. It is not possible to predict the outcome of this proceeding at this time. To date, the parties have engaged in some discovery including a limited number of depositions.  True Health has filed a motion for summary judgment that addresses its claims against Kirkman, but does not address any claim against the HTO Parties.  Briefing is not yet complete on the summary judgment motion and a ruling is likely more than 60 days away.  Regardless of how the court rules on summary judgment, there will be remaining claims in the case and it is likely that additional discovery will be conducted.  No trial date has been scheduled at this time.

Regulation

Trade Regulations

Our suppliers generally source or manufacture finished goods in parts of the world that may be affected by the imposition of duties, tariffs or other import regulations by the United States. We believe that our redundant network of suppliers provides sufficient capacity to mitigate any dependency risks on a single supplier.

We buy necessary components or ingredients for our products from suppliers or factories both domestically and internationally. We do not depend on any single supplier. However, if we are unable to continue to obtain our finished products from international locations or if our suppliers are unable to source raw materials, it could significantly disrupt our business. Further, we are affected by economic, political and other conditions in the United States and internationally, including those resulting in the imposition or increase of import duties, tariffs and other import regulations and widespread health emergencies, which could have a material adverse effect on our business.

Laws and Regulations Relating to Our Products

Nutraceutical

The dietary supplement industry is regulated on a federal level in the U.S. by the Food and Drug Administration (FDA) and the Federal Trade Commission (FTC) as well as by government agencies in each of the 50 states. FDA regulates both finished dietary supplement products and dietary ingredients. FDA regulates dietary supplements under a different set of regulations than those covering “conventional” foods and drug products. Under the Dietary Supplement Health and Education Act of 1994 (DSHEA):

Manufacturers and distributors of dietary supplements and dietary ingredients are prohibited from marketing products that are adulterated or misbranded. That means that these firms are responsible for evaluating the safety and labeling of their products before marketing to ensure that they meet all the requirements of the Federal Food, Drug, and Cosmetic Act as amended by DSHEA and FDA regulations. The FDA has the authority to take action against any adulterated or misbranded dietary supplement product after it reaches the market. Most dietary supplement manufacturing, labeling and marketing is covered by extensive regulations issued and enforced by the FDA and the FTC. The FDA has regulatory authority under the Federal Food, Drug and Cosmetic Act as amended in 1994 by the Dietary Supplement Health and Education Act (DSHEA) and in 2006 by the Dietary Supplement and Nonprescription Drug Consumer Protection Act. Under the DSHEA, dietary supplements are regulated as a category of food. The FDA regulates both finished dietary supplement products and dietary ingredients. By law, it is illegal to manufacture or market dietary supplement products that are adulterated or misbranded and the FDA has regulatory authority to remove such products from the marketplace.

Key Regulations

Responsible companies in the dietary supplement industry abide by extensive regulations that cover manufacturing, labeling, quality control, safety, post-market surveillance and more.

New Dietary Ingredient Notifications

The Food Drug & Cosmetic Act, as amended by the Dietary Supplement Health and Education Act (DSHEA), established that dietary supplements that were in commerce prior to 1994 have a history of safe use, and therefore, can remain on the market without additional safety review. All new ingredients marketed after that date, however, must submit a formal 75-day notice along with evidence that the product is reasonably expected to be safe. This is referred to as a new dietary ingredient (NDI) notification. If FDA has concerns about the ingredient or its safety profile, the agency has clear authority to request more information or to reject the notification and deny the product’s entry into the market.

Dietary Supplement Labeling Requirements

The following are the minimum labeling requirements:

1.	Statement of Identity

The statement must include the product name and identify itself as a dietary supplement. Although you may replace the term dietary with the type of ingredients that are in the product, having one of them on the product label is a mandatory requirement. The product must be labeled either as conventional foods and beverages or dietary supplement based on its actuals.

2.	Net Quantity of Contents

The net quantity of content informs consumers of the amount of dietary supplement that is in the container or package. The net quantity of content must be located on the product label as a distinct item in the bottom 30 percent of the principal display panel in lines generally parallel to the base of the container.

3.	Supplements Chart

The supplement facts must contain the list of names and quantities of dietary ingredients present in the product’s serving size and servings per container.

4.	Ingredients List

The list of ingredients must be displayed in descending order of predominance by weight. If all source ingredients are listed in the supplement facts panel, and there are no other ingredients, such as excipients or fillers, an ingredient statement is not needed.

5.	Other Details

Other details required include manufacturer, packer, or distributor name and address, and domestic U.S. mail address and phone number to which a consumer can report a serious adverse event. If an adverse event is reported, the company must notify the FDA.

Good Manufacturing Practices

Good manufacturing practices (GMPs) for dietary supplements are specific rules for the manufacturing processes of vitamins, minerals, herbs and botanicals, amino acids and all other supplements. Finalized in 2007, these rigorous practices impose higher standards on dietary supplements than food GMPs applied to conventional foods. Dietary supplement GMPs include thorough requirements for identity testing for all ingredients as they arrive at the manufacturer’s site.  Manufacturers must qualify their suppliers before receiving goods, incoming ingredients must be quarantined until their identity is confirmed using scientifically valid methods of analysis, and all components of dietary supplements must meet specifications established by the manufacturer regardless of where the ingredient was sourced.

Manufacturers are accountable to FDA for the manufacturing process as well as the ingredients. During an inspection, FDA has access to all the manufacturers’ records, including access to the country of origin of all supplement ingredients. The existing bioterrorism law already requires all parties in the production and distribution of dietary ingredients to keep records of suppliers and customers (“one up and one down”) that permit the agency to trace the pedigree of ingredients back to their original source. In addition, the GMP rules examine sanitation, batch records for production, employee training, validation of the manufacturing procedures, and testing final products for conformance with the label.

Adverse Event Reporting

In 2006, Congress passed The Dietary Supplement and Nonprescription Drug Consumer Protection Act, commonly referred to as the “adverse event reporting law.”  Passage of this law was strongly supported by CRN and others in the industry as it provides an important regulatory tool for FDA to protect consumers. Under this law, dietary supplement companies are required to report serious adverse events to FDA no later than 15 business days after the company receives the report.

This post-market surveillance program alerts FDA to possible signals or potential patterns of a problem, enabling the agency to identify concerns with ingredient safety, manufacturing issues, contamination (of either raw ingredients or finished products), tampering, and even bioterrorism. However, adverse events do not demonstrate a causal relationship between the product and the event.

Since the law went into effect, the dietary supplement industry’s track record demonstrates a strong safety profile for the industry’s products both in comparison to other FDA-regulated industries and considering that more than 170 million Americans take dietary supplements. In 2016, the FDA announced it would make data from the Adverse Event Reporting System (CAERS) public.

Additional Safety Protections

Once a dietary supplement enters the stream of commerce, FDA may remove a product if it is “adulterated” or “misbranded.” A product is considered adulterated if it contains unlisted ingredients or is not prepared or packaged under good manufacturing conditions. It is misbranded if its labeling is false or misleading.  In either case, the agency has enforcement authority to seize and destroy the product, impose fines or even imprisonment. In addition, FDA can remove a product from the market if it “presents a significant or unreasonable risk of illness or injury” under conditions of use recommended in its labeling. A separate provision gives FDA authority to declare a product “an imminent hazard to public health or safety.” In less dramatic situations, FDA can request manufacturers to modify products and claims or to provide warnings to consumers. The Food Safety & Modernization Act, signed into law in 2011, gave FDA additional authority to issue a mandatory recall when a company fails to voluntarily recall an unsafe food (including dietary supplements) after being asked to by FDA.

Food Safety Regulations

Title 21 Code of Federal Regulations, Part 111: Current Good Manufacturing Practice in Manufacturing, Packaging, Labeling, or Holding Operations for Dietary Supplements

This regulation applies to manufacturers, packagers, labelers, or holders and includes importers as well. The manufacturing facilities of certain types of human food including dietary supplements are required to have a production and process control system in place.

Hemp

The production, distribution and sale in the United States of many of our products are subject to the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, competition laws, federal, state and local workplace health and safety laws, various federal, state and local environmental protection laws, various other federal, state and local statutes applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products, and rules and regulations adopted pursuant to these laws. Outside the United States, the distribution and sale of our many products and related operations are also subject to numerous similar and other statutes and regulations. We only sell our hemp derived products to states which permit this activity with certain restrictions such as the content of THC which differs depending on the state.

On December 20, 2018, the Agricultural Improvement Act of 2018, which is also known as the “2018 Farm Bill,” was enacted and, among other things, further legalized hemp under U.S. federal law, but with compliance still being required with all applicable state hemp laws. The 2018 Farm Bill includes certain benefits for the hemp industry in the United States, including: (i) the extension of the protections for hemp research and researchers and the conditions in which hemp research can be done, (ii) the protection of hemp farmers and hemp production under federal crop insurance programs, (iii) the permitting of the cultivation, interstate transportation and sale of hemp and hemp products in the U.S. in compliance with all other applicable federal and state laws, and (iv) the removal of hemp and hemp derived products from Schedule 1 of the Controlled Substances Act (“CSA”).

As of January 1, 2021, federal law and the laws of 47 states in the United States and the District of Columbia have legalized hemp, 36 states in the United States, the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands have enacted laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis/marijuana and consumer use of cannabis/marijuana in connection with medical treatment, and 15 states in the United States, the District of Columbia, Guam, and the Northern Mariana Islands have legalized cannabis/marijuana for adult recreational use. Other states are considering similar legislation. Conversely, under the federal CSA, the policies and regulations of the federal government and its agencies are that cannabis/marijuana has no medical benefit, and a range of activities are prohibited, including cultivation, possession, personal use and interstate distribution of cannabis/marijuana.

Our activities in the United States only involve legal hemp in compliance with the CSA. The hemp and the marijuana plants are both part of the same cannabis genus, except that hemp does not have more than 0.3% dry weight content of tetrahydrocannabinol (“THC”).   While 2018 Farm Bill legalized hemp and cannabinoids extracted from hemp in the United States, such extracts remain subject to state laws and regulation by other U.S. federal agencies such as the FDA, U.S. Drug Enforcement Administration (“DEA”), and the U.S. Department of Agriculture (“USDA”). The same plant, with a higher THC content is marijuana, which is legal under certain state laws, but which is currently not legal under U.S. federal law. The similarities between these plants can cause confusion.

A California law known as Proposition 65 requires a specific warning to appear on any product containing a component listed by the state as having been found to cause cancer or birth defects. The state maintains lists of these substances and periodically adds other substances to these lists. Proposition 65 exposes all food and beverage producers to the possibility of having to provide warnings on their products in California because it does not provide for any generally applicable quantitative threshold below which the presence of a listed substance is exempt from the warning requirement. Consequently, the detection of even a trace amount of a listed substance can subject an affected product to the requirement of a warning label. However, Proposition 65 does not require a warning if the manufacturer of a product can demonstrate that the use of that product exposes consumers to a daily quantity of a listed substance that is:

●	below a “safe harbor” threshold that may be established;

●	naturally occurring;

●	the result of necessary cooking; or

●	subject to another applicable exemption.

In January 2019, New York State’s governor announced the “Consumer Right to Know Act,” a proposed law that would impose similar and potentially more stringent labeling requirements than California Proposition 65. The law has not yet been adopted, and to our knowledge California Proposition 65 remains the most onerous state-level chemical exposure labeling statutory scheme. However, due in part to the large size of California’s market, promotional products sold or distributed anywhere in the United States may be subject to California Proposition 65.

We are unable to predict whether a component found in a product that we assisted a client in producing might be added to the California list in the future. Furthermore, we are also unable to predict when or whether the increasing sensitivity of detection methodology may become applicable under this law and related regulations as they currently exist, or as they may be amended.

We are subject to various federal, state and local laws and regulations, including but not limited to, laws and regulations relating to labor and employment, U.S. customs and consumer product safety, including the Consumer Product Safety Improvement Act, or the “CPSIA.” The CPSIA created more stringent safety requirements related to lead and phthalates content in children’s products. The CPSIA regulates the future manufacture of these items and existing inventories and may cause us to incur losses if we offer for sale or sell any non-compliant items. Failure to comply with the various regulations applicable to us may result in damage to our reputation, civil and criminal liability, fines and penalties and increased cost of regulatory compliance. These current and any future laws and regulations could harm our business, results of operations and financial condition.

Legal requirements apply in various jurisdictions in the United States and overseas requiring deposits or certain taxes or fees be charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage container-related deposit, recycling, tax and/or product stewardship statutes and regulations also apply in various jurisdictions in the United States and overseas. We anticipate additional, similar legal requirements may be proposed or enacted in the future at local, state and federal levels, both in the United States and elsewhere.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Laws and Regulations Relating to Data Privacy

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of states in the United States have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, particularly the California Consumer Privacy Act, as amended (“CCPA”), among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. The Virginia Consumer Data Protection Act (“CDPA”) also establishes rights for Virginia consumers to control how companies use individuals’ personal data. The CDPA dictates how companies must protect personal data in their possession and respond to consumers exercising their rights, as prescribed by the law, regarding such personal data. The CDPA will go into effect on January 1, 2023. Meanwhile, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the United States, data protection laws, including the EU General Data Protection Regulation (the “GDPR”), also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer personal data/information of persons located in the European Union (EU), a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of €20 million or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with United States and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Environmental Regulations

We use certain plastic, glass, fabric, metal and other products in our business which may be harmful if released into the environment. In view of the nature of our business, compliance with federal, state, and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has had no material effect upon our operations or earnings, and we do not expect it to have a material impact in the foreseeable future.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Other Regulations

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission, the Food, Drug, and Cosmetic Act, the Foreign Corrupt Practices Act of 1977 (FCPA), various securities laws and regulations including but not limited to the Securities Exchange Act of 1934, as amended, the Securities Exchange Act of 1933, as amended, and the NYSE Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Eric Gripentrog	55	Chief Executive Officer
Tariq Rahim	36	Chief Financial Officer
[ ] (1)	[ ]

(1)	Nominee director whose tenure shall be effective and commence immediately on the date in which this registration statement is declared effective by the SEC.

Eric Gripentrog, Chief Executive Officer and Director

Mr. Gripentrog combines over 30 years of experience in the Consumer-Packaged Goods industry (“CPG”). Previously, he worked with three other companies in the CPG space holding several positions including CEO, SVP, and other senior management positions including Board Member. From 1992 to 2018, Eric held multiple roles in the Kellogg Company, both domestically and internationally (Europe and Latin America) leading business units with P&L responsibility. His last two roles at the Kellogg Company were Vice President/General Manager of the Caribbean business unit from 2009 to 2014; and Vice President, Strategy and Operations for North America from 2014 - 2018. From 2018 to 2019, Mr. Gripentrog was the SVP and General Manager of Panera Bread’s Consumer Packaged Goods division. This senior management position led this business unit covering six different product categories. He grew this division double-digit in both top-line and bottom-line performance, and his CPG division outperformed all other Panera business units and functions. From 2019 to 2020, Eric was the CEO and board member for Gina Cucina, Inc, a company involved in manufacturing and selling fresh soup into the retail grocery outlets and direct-to-consumer. His expertise in leading a business, managing the P&L and identifying margin enhancing opportunities for both business-to-business and direct-to-consumer clientele is critically important for the current role. Since 2020 Eric has been acting as the CEO of Hemptown USA, a director of Functional Brands, and a director of HTO Nevada, dba Kirkman. Whether Eric is leading a multi-billion-dollar operation or a small start-up; his experience in developing strategic plans and policies to bring the company vision to reality, implementing supporting plans, budgeting and forecasting, communicating with the Board of Directors, tracking company performance and establishing a high performing working culture, will enable his success in his current CEO role. Eric has an undergraduate degree from Western Michigan University.

Tariq Rahim, Chief Financial Officer

Our CFO, Tariq Rahim, brings over 15 years of professional experience with over 10 years as a qualified Chartered Professional Accountant (CPA, CA – Canada). Having worked in a wide variety of industries including cannabis, hemp, prop-tech, professional services spaces, among others. In addition to his current position as CFO at Hemptown USA since July 2021, his previous roles included Controller at Nobul (prop-tech startup) from June 2020 to June 2021 and Controller at Tokyo Smoke (cannabis start-up) from September 2018 to May 2020. Beginning his post-qualification careers in the Fall of 2011, he has held consistently progressive roles from a junior in public accounting leading up to the current position as an executive. Having worked with companies ranging in size from small to multi-million dollar publicly listed companies, he has tremendous experience in leveraging his financial skills to lead companies and clients through the full gamut of accounting and finance challenges – strategic planning, financial reporting, financial planning & analysis, budgeting & forecasting, to mention just a few. From 2018 onward, Mr. Rahim focused his career on startups and utilizing his experience to build and scale. Since 2021 Tariq has been serving as CFO of Hemptown USA, director of Functional Brands, and director of HTO Nevada, dba Kirkman. He has an undergraduate degree in Accounting from Brock University.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

We will chose to appoint a separate Chairman of the Board who is not our Chief Executive Officer. Our board of directors’ decision is based on the belief that an independent Chairman of the Board can act as a balance to the Chief Executive Officer, who also serves as a non-independent director.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Much of this work has been delegated to committees, which will meet regularly and report back to the full board. The audit committee oversees risks related to our financial statements, the financial reporting process, accounting and legal matters, the compensation committee evaluates the risks and rewards associated with our compensation philosophy and programs, and the nominating and corporate governance committee evaluates risk associated with management decisions and strategic direction.

Independent Directors

NYSE’s rules generally require that a majority of an issuer’s board of directors consist of independent directors. Our board of directors currently consists of three (3) directors, with ____ and _____considered independent within the meaning of NYSE’s rules. We have entered into independent director agreements with [●], pursuant to which [he/she] has been appointed to serve as an independent director of our company, whose tenure shall be effective and commence immediately on the date in which this the registration statement is declared effective by the SEC. . As a result of these board changes, our board of directors will consist of ___ ( ) directors, ___ ( ) of which will be independent within the meaning of NYSE’s rules.

Committees of the Board of Directors

Our board has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each with its own charter approved by the board. The committee charters have been filed as exhibits to the registration statement of which this prospectus is a part. Upon completion of this offering, we intend to make each committee’s charter available on our website at https://functionalbrandsinc.com/.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

[ ], [ ], and [ ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and NYSE’s rules, will serve on our audit committee upon their appointment to the board, with [ ] serving as the chairman. Our board has determined that [ ] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and principal financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

[ ], [ ] and [ ], each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and NYSE’s rules, will serve on our compensation committee upon their appointment to the board, with [ ] serving as the chairman. The members of the compensation committee are also “outside directors” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

[ ] and [ ] each of whom satisfies the “independence” requirements of NYSE’s rules, will serve on our nominating and corporate governance committee upon their appointment to the board, with [ ] serving as the chairman. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our shareholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements should be read together with the compensation tables and related disclosures that follow. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Summary Compensation Table – Years Ended December 31, 2022, and 2021

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Summary Compensation Table

	Fiscal				Stock	Option	All Other
Name and Principal Position	Year	Salary		Bonus	Awards	Awards	Compensation	Total

Eric Gripentrog	2022	$270,000	(1)	$-	$-	$-	$-	$270,000
Chief Executive Officer	2021	$265,000	(2)	$-	$-	$-	$-	$265,000

Tariq Rahim	2022	$160,000	(3)	$-	$-	$-	$-	$160,000
Chief Financial Officer	2021	$160,000	(4)	$-	$-	$-	$-	$160,000

Notes

(1)	Of the total salary, $230,833 was paid in cash and the remaining amount was converted to stock.
(2)	Of the total salary, $168,619 was paid in cash and the remaining amount was converted to stock.
(3)	Of the total salary, $20,000 was paid in cash and the remaining amount was converted to stock.
(4)	Of the total salary, $13,333 was paid in cash and the remaining amount was converted to stock.

Employment Agreements

We have entered into contractual agreements with our CEO and CFO.

Duties

Eric Gripentrog

The Executive’s primary duties, as CEO of the Company are to create a positive Company culture, build and maintain a senior management team, develop, implement and execute sound business strategies for the Company and provide general oversight to the management team and staff. The responsibility of the CEO is to align the Company, internally and externally, with the strategic vision as determined by the Board of Directors of the Company. The CEO is responsible for the Company’s operations, marketing, strategy, financing, creation of Company culture, human resources, hiring, firing, compliance with safety regulations and applicable laws, including securities laws applicable to the Company, investor and public relations, etc. Many of these responsibilities will be delegated to management team members and staff or external service providers. The CEO will regularly report on a timely basis, to the Company’s Board of Directors on the results of both his efforts and the business and prospects of the Company and makes himself available to respond to enquiries of directors.

Main Duties:

Go-public Transaction

The CEO will work alongside Board and the management team to prepare and lead the company through a successful “go-public” transaction either via Initial Public Offering (“IPO”), Reverse Takeover (“RTO”), direct listing or merger.

Development to a Sales Focused Organization The CEO will transition the Company to a sales focus organization across B2B and B2C markets, leveraging wholesale and bulk products, and development of consumer-packaged goods business.

Development of a Strategic Plan

The CEO will work with the Board and management to develop a five-year strategic business plan that addresses immediate, mid-term and longer-term issues involving corporate structure, capital allocation, risk management, key markets, customers and related topics.

Development of Processes & Procedures:

The CEO will review, assess, and work with leadership to amend, codify and implement processes and procedures to support transparency and scaling of the business (e.g. inventory management, supply chain, processing, management reporting and sales force effectiveness) as well as establish parameters of the required organizational capabilities and competencies to support human capital related initiatives.

Operational Effectiveness

The CEO will work with senior management to evaluate, modify, extend commercial and economic relationships with key constituencies, including but not limited to seed providers, farmers/growers, processors and end use customers.

Benefits The CEO will be responsible for the implementation of Hemptown’s standard employee benefit plan in alignment with the Company’s capital and financial capabilities.

Tariq Rahim

The CFO’s primary duties are detailed below:

●	Assume full responsibility for managing the Company’s financial functions, including overseeing the accounting team and producing timely and accurate financial to the management team.

●	Assist the Board and CEO in raising capital in the private and public markets. Be able to speak with authority on the business model and financial model to institutional investors and analysts.

●	Represent the Company and future financial performance to financial partners, including financial institutions, investors, auditors, public officials, etc.

●	Analyze acquisition targets, joint ventures and strategic investments. Assist in building financial models around each of these relationships and work with legal to craft beneficial contracts

●	Develop and lead financial strategy, goals and objectives for fast growing business lines in three subsidiaries.

●	Oversee long-term budgetary planning and costs management

●	Participate in key decisions pertaining to strategic initiatives, operating model and operational execution

●	Prepare and maintain regular financial planning reports; Monthly profit and loss forecast by division (vs. budget); Weekly cash flow forecast

●	Assist in establishing yearly objectives and meeting agendas, and selecting and engaging outside consultants (accounting team, auditors, investment advisors)

●	Complete analysis of financial results; develop recommendations (strategic and tactical). Develop and execute analysis of various business initiatives (e.g., new product lines, new formulations, etc.)

●	Oversee cash flow planning and ensure availability of funds as needed. Manage cash flow providing short and long-term cash flow planning.

●	Oversee cash, investment, and treasury and asset management effectively

●	Develop and utilize forward-looking, predictive models and activity-based financial analyses to provide insight into the organization’s operations and business plans

●	Coordinate the development and monitoring of budgets

●	Participate in corporate policy development as a member of the senior management team

●	Engage the finance committee of the board of directors to develop short-, medium-, and long-term financial plans and projections

●	Build and oversee remote accounting team to ensure proper maintenance of all accounting systems and function

●	Implement and maintain appropriate internal controls and financial procedures

●	Coordinate audits and proper filing of tax returns

●	Serve as a key point of contact for external auditors; Manage preparation and support of all external audits

●	Ensure legal and regulatory compliance regarding all financial functions

●	Oversee preparation of month-end, quarter-end, and year-end financial statements

●	Review all month-end closing activities including general ledger maintenance, balance sheet reconciliations and corporate/overhead cost allocation

●	Enhance and implement financial and accounting systems, processes, tools and control systems

●	Serve as final point of escalation for Accounts Receivable/Accounts Payable issues Develop and manage accounting staff as needed locally or remotely

Outstanding Equity Awards at Fiscal Year-End

No executive officer named above had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2022 and 2021.

Director Compensation

No member of our board of directors received any compensation for his or her services as a director during the fiscal years ending December 31, 2022 and 2021, nor do they currently receive any compensation for such services.

Equity Incentive Plans

Long-Term Incentive Plans. We do not provide our officers or employees with pension, stock appreciation rights, long-term incentive or other plans, nor do we provide non-qualified deferred compensation to our officers or employees, and therefore, the Summary Compensation Table above does not include columns for nonequity incentive plan compensation and nonqualified deferred compensation earnings since there were none.

Employee Pension, Profit Sharing or other Retirement Plans. We do not have a defined benefit, pension plan, profit sharing or other retirement plan, although we may adopt one or more of such plans in the future.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

There were no transactions during the fiscal years ending December 31, 2022 and 2021, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of the date of this prospectus for (i) each of our named executive officers and directors; (ii) all of our named executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the Underwriter has not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

The percentages below are calculated based on [ ] shares of our common stock, and [ ] shares of our preferred stock, issued and outstanding as of [ ], 2023. We do not have any outstanding options, warrants exercisable for, or other securities convertible into shares of our common stock within the next 60 days which are deemed beneficially owned by the holder thereof. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Functional Brands Inc., 6400 SW Rosewood Street, Lake Oswego, Oregon 97035.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class Before This Offering	Percent of Class After This Offering
Eric Gripentrog	Common Stock	10,900,000	(1)	6.871%	[ ]	%
Tariq Rahim	Common Stock	5,100,000	(2)	3.21%	[ ]	%
All Officers and Directors as a Group (4)	Common Stock	16,184,485		10.08%	[ ]	%

(1)	Mr. Gripentrog converted accrued debt owing to him for management services into 1,800,000 shares on April 3, 2023. He also purchased 9,100,000 shares in a private transaction on August 14, 2021.
(2)	Mr. Rahim converted accrued debt owing to him for management services into 333,333 shares on April 3, 2023. He also purchased 4,800,000 shares in a private transaction on August 14, 2021.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock currently consists of 200,000,000 shares of common stock, par value $0.00001 per share.

The following description summarizes important terms of the classes of our capital stock following the filing of our articles of incorporation. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws which have been filed as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, there were 200,000,000 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of shareholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Shareholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Warrants

Upon the closing of this offering, there will be up to [ ] shares of common stock issuable upon exercise of the Representative’s warrants. See “Underwriting” below for a description of the Representative’s warrants.

Options

Upon the closing of this offering, there will be up to 5,000,000 stock options issuable at the discretion of the board of directors of the Company.

Anti-Takeover Provisions

Certain Anti-takeover Provisions of Delaware Law, our Certificate of Incorporation and Bylaws

As a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally has an anti-takeover effect for transactions not approved in advance by our Board. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of Functional Brands’ voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

●	upon consummation of the transaction which resulted in the stockholder becoming an interested outstanding, shares owned by:

●	persons who are directors and also officers, and

●	employee stock plans, in some instances; or

●	at or after the time the stockholder became interested, the business combination was approved by the board of directors are authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called by the Chairman of the Board, the Board, President of the Company, or by the Board upon written request by the holders of a majority of the voting stock of the Company.

Removal of directors

Subject to any limitations imposed by applicable law (and assuming the corporation is not subject to Section 2115 of the CGCL), the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

Limitation of Liability and Indemnification of Directors and Officers

Our bylaws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification, except as disclosed below. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Cumulative Voting

The holders of our common stock do not have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other shareholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Transfer Agent and Registrar

We have appointed Endeavor Trust as the transfer agent for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have [ ] shares of common stock issued and outstanding. In the event the Underwriter exercises its over-allotment option to purchase additional shares of common stock, we will have [ ] shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and holders of 3% or more of our common stock have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of six months after the closing of this offering. See the “Underwriting” section below for more information.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR SECURITIES

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;

●	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “Backup Withholding and Information Reporting” and “FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in such case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock are “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding any possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “Backup Withholding and Information Reporting” and “FATCA Withholding.”

Federal Estate Tax

Any shares of our common stock that are owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of any of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, U.S. Treasury regulations proposed in December 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

In connection with this offering, we are entering into an underwriting agreement with Joseph Gunnar & Co., LLC (which we refer to as the Representative), as representative of the Underwriter named in this prospectus, with respect to the common stock in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Representative will agree to purchase from us on a firm commitment basis the respective number of shares of common stock at the public price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and each of the Underwriter has severally agreed to purchase, and we have agreed to sell to the Underwriter, at the public offering price per shares less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares

Total

The shares of common stock sold by the Underwriter to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of common stock sold by the Underwriter to securities dealers may be sold at a discount from the initial public offering price not to exceed $[ ] per share. If all of the shares are not sold at the initial offering price, the Representative may change the offering price and the other selling terms. The Representative has advised us that the Underwriter does not intend to make sales to discretionary accounts. The underwriting agreement will provide that the obligations of the Underwriter to pay for and accept delivery of the shares of common stock are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters. The obligation of the Underwriter to purchase the shares of common stock is conditioned upon our receiving approval to list the shares of common stock on NYSE.

If the Underwriter sell more shares of common stock than the total number set forth in the table above, we have granted to the Representative an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase up to [ ] additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, constituting 15% of the total number of shares of common stock to be offered in this offering (excluding shares subject to this option). The Representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of common stock that are the subject of this offering.

Discounts and Commissions; Expenses

The underwriting discounts and commissions are a cash fee equal to: (i) seven percent (7%) of gross proceeds from the sale of securities in this offering. We have been advised by the representative that the Underwriter proposes to offer the common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $[ ] per share under the public offering price. After the offering, the representative may change the public offering price and other selling terms.

The following table summarizes the public offering price and the underwriting discounts and commissions payable to the Underwriter by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the Representative):

	Per Share		Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	[●]	$	$
Underwriting discounts and commissions (1)	$	[●]	$	$
Non-accountable expense allowance (1%)	$		$	$
Proceeds, before expenses, to us	$		$	$

(1)	Does not include (i) the warrant to purchase a number of shares of common stock equal to 5% of the number of shares sold in the offering, or (ii) amounts representing reimbursement of certain out-of-pocket expenses, each as described below.

Representative’s Warrants

We have agreed to issue to the Representative (or its permitted assignees) warrants to purchase up to a total of [ ] shares of common stock equal to 5% of the total number of shares of common stock sold in this offering at an exercise price equal to 100% of the public offering price of the common stock sold in this offering. The Representative’s warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from the closing of the offering and expiring five (5) years from the effectiveness of the offering, will have a cashless exercise provision and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus is a part. The Representative’s warrants are not exercisable or convertible for more than five years from the commencement of sales of the public offering. The Representative’s warrants also provide for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the shares underlying the warrants for a period of seven years from commencement of sales of this offering. We have registered the Representative’s warrants and the shares underlying the Representative’s warrants in this offering.

The Representative’s warrants and the underlying shares are deemed to be compensation by FINRA, and therefore will be subject to a 180-day lock-up period pursuant to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the Representative’s warrants nor any of our common stock issued upon exercise of the Representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following commencement of sale of this offering subject to certain exceptions permitted by FINRA Rule 5110(e)(2).

We have agreed to pay the Representative a non-accountable expense allowance equal to 1% of the gross proceeds received at the closing of this offering.

We have agreed to reimburse the Representative for reasonable out-of-pocket expenses incurred by the Representative in connection with this offering, regardless of whether the offering is consummated, up to $150,000. The Representative out-of-pocket expenses include but are not limited to: (i) road show and travel expenses, (ii) reasonable fees of Representative’s legal counsel, (iii) the cost of background check on our officers, directors and major shareholders and due diligence expenses. As of the date of this prospectus, we have paid the Representative refundable advances of $[●] which shall be applied against its actual out-of-pocket accountable expenses. Such advance payments will be returned to us to the extent any portion of the advance is not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

In connection with the offering, the Underwriter may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by an underwriter of a greater number of shares than they are required to purchase in the offering.

●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, an underwriter must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, an underwriter must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by an underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriter may conduct these transactions in the over-the-counter market or otherwise. If the Underwriter commences any of these transactions, they may discontinue them at any time.

Determination of Offering Price

In determining the initial public offering price, we and the Representative have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the Representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Representative can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the Representative and the other Underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Representative and the other Underwriter may be required to make for these liabilities.

Right of First Refusal

The Representative has the right of first refusal for twelve months following the consummation of this offering or the termination or expiration of the engagement with the Representative to act as financial advisor or to act as joint financial advisor on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets, whether in conjunction with another broker-dealer or on our own volition (collectively, “Future Services”). In the event that we engage the Representative to provide such Future Services, the Representative will be compensated consistent with the engagement agreement with the Representative, unless we mutually agree otherwise. To the extent we are approached by a third party to lead any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or assets, the Representative will be notified of the transaction and be granted the right to participate in such transaction under any syndicate formed by such third party.

No Sales of Similar Securities

We have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of common stock at a price per share that is less than the price per shares of common stock in this offering, , or modify the terms of any existing securities, whether in conjunction with another broker-dealer or on our own volition for a period of twelve months following date on which our common stock are trading on the NYSE, without the prior written consent of the Representative.

Lock-Up Agreements

Our executive officers, directors and holder(s) of 3% or more of our outstanding common stock have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock for a period of six months following the closing of this offering, subject to certain exceptions (the “Lock-Up Period”).

Notwithstanding the above, the Underwriter of this offering may engage in stabilization activities as described above. The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the Lock-Up Period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Electronic Offer, Sale and Distribution of Common Stock

A prospectus in electronic format may be made available on the website maintained by the Representative. In addition, shares of common stock may be sold by the Representative to securities dealers who resell our common stock to online brokerage account holders. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as Representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock, where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. In particular, our common stock have not been qualified for distribution by prospectus in Canada and may not be offered or sold in Canada during the course of their distribution hereunder except pursuant to a Canadian prospectus or prospectus exemption.

LEGAL MATTERS

Lucosky Brookman LLP has acted as our counsel in connection with the preparation of this prospectus. The validity of the securities offered, shares of common stock, and warrants covered by this prospectus will be passed upon for us by Lucosky Brookman LLP. The Underwriter has been represented in connection with this offering by Pryor Cashman LLP.

EXPERTS

The financial statements of our company included in this registration statement and have been audited by BF Borgers CPA PC, an independent registered public accounting firm, as indicated in its report with respect thereto, and have been so included in reliance upon the report of such firm given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. For further information pertaining to us and the securities to be sold in this offering, you should refer to the registration statement and its exhibits, portions of which have been omitted as permitted by SEC rules and regulations. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC at http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will also make these documents publicly available, free of charge, on our website at https://functionalbrandsinc.com/ as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of HT Naturals Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of HT Naturals Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2022

Lakewood, CO

May 30, 2023

HT NATURALS INC.

COMBINED STATEMENT OF FINANCIAL POSITION

As At December 31, 2022

	2022	2021
	Amount in $	Amount in $
Assets
Current
Cash & Cash Equivalent	$221,357	$363,012
Accounts receivable, net	495,842	476,005
Inventories	1,949,691	1,642,135
Prepaid expenses	97,507	96,592
	2,764,397	2,577,744
Noncurrent
Property and equipment	537,235	619,212
Right-of-use assets, net	710,353	710,353
Due from (to) related parties	699,144	251,671
	1,946,732	1,581,236
Total assets	$4,711,129	$4,158,979

Liabilities
Current
Accounts payable	$243,384	$471,084
Notes payable	201,981	968,110
Lease liabilities, current	441,224	446,722
Other current liabilities	159,857	73,866
	1,046,447	1,959,782

Noncurrent
Lease liabilities, net of current	346,621	346,621

Shareholders’ equity
Shareholders’ equity	4,726,069	3,603,202
Additional paid-in capital	-	-
Retained Earnings (Deficit)	(1,408,009)	(1,750,625)
	3,318,060	1,852,577
Total liabilities and shareholders’ equity	$4,711,129	$4,158,980

HT NATURALS INC.

COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2022

	2022	2021
	Amount in $	Amount in $
Gross revenue	$10,364,906	$10,923,940
Less: discounts	(3,309,010)	(3,726,684)
Net sales	7,055,896	7,197,256
Cost of goods sold	2,249,115	4,328,525
Gross profit	4,806,781	2,868,731
Operating Expenses
Sales & marketing	(368,264)	(677,876)
Selling, general and administrative expenses	(4,525,456)	(3,766,305)
Operating income (loss)	(86,939)	(1,575,450)
Other expenses
Interest expense	(98,997)	(129,245)

Other income
Gain on loan forgiveness	528,586	-
Total comprehensive income (loss) for the year, net of	$342,619	$(1,704,695)

HT NATURALS INC.

COMBINED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2022

	Share Capital	Retained Earnings	Total
December 31, 2020	1,593,877	(45,932)	1,547,945
Share issuance for the year	2,009,325	-	2,009,325
Net loss for the year	-	(1,704,695)	(1,704,695)
December 31, 2021	3,603,202	(1,750,627)	1,852,575
Share issuance for the year	1,122,867	-	1,122,867
Net loss for the year	-	342,619	342,619
December 31, 2022	$4,726,069	$(1,408,009)	$3,318,060

HT NATURALS INC.

COMBINED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2022

	2022	2021
	Amount in $	Amount in $
Cash flows from operating activities:
Net loss	$342,619	$(1,704,695)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of assets in ROU	-	-
Changes in operating assets and liabilities:
Accounts receivable	(19,837)	(163,066)
Inventories	(307,556)	(238,773)
Prepaid expenses and other current assets	(915)	(35,619)
Accounts payable	(227,700)	305,567
Other current liabilities	85,990	38,470
Intercompany Rec/ Pay	(447,473)	(671,608)
Notes payable	(766,128)	692,178
Net cash provided by (used in) operating activities	(1,341,000)	(1,777,546)
Cash flows from investing activities:
Payments on lease liabilities	(5,497)	(71,059)
Proceeds from sale of assets	-	-
Purchases of property and equipment	81,977	95,229
Net cash provided by (used in) investing activities	76,480	24,170
Cash flows from financing activities:
Issuance of equity	1,122,865	2,009,325
Net cash provided by (used in) financing activities	1,122,865	2,009,325
Net decrease in cash and cash equivalents	(141,656)	255,948
Cash and cash equivalents, beginning of year	363,012	107,063
Cash and cash equivalents, end of year	221,356	363,011

HT NATURALS INC.

COMBINED NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2022

1.	CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

HT Naturals Inc. (the “Company”) was organized under the General Corporation Law in the State Delaware on November 19, 2020.  The Company’s principal business is in the production, marketing, sales, and distribution of smokable hemp related products in certain states within the United States of America that permit such sales.

The operations of the Company are combined with a sister company, HTO Nevada Inc., a private nutraceutical manufacturer and distributor based in the Pacific Northwest, located at 6400 Rosewood Street, Lake Oswego, OR 97035.

The Company’s registered address is 8605 Santa Monica Blvd, West Hollywood, CA 90069, USA. The company’s fiscal year-end is December 31.

The combined financial statements of the Company for the year ended December 31, 2022 were approved and authorized for issue by the Board of Directors on _______________.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to changes in US laws surrounding the sale of smokable CBG/CBD products, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company’s combined financial condition and the results of its operations.

On January 30, 2019, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and combined financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete combined financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies on to fund its business will be severely impacted.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying combined financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual combined financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management all adjustments and disclosures necessary for a fair presentation of these unaudited interim combined financial statements have been included. Such adjustments consist of normal recurring adjustments.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash deposits.

Inventory

Inventory consists primarily of finished goods and packaging. Inventory is measured at the lower of cost and net realizable value. Inventory costs include direct labor and certain overhead expenses such as in-bound shipping and handling costs incurred to bring the inventory to its present location and conditions. Cost is determined using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to impairment expenses.

Revenue recognition

Revenue represents the fair value of consideration received or receivable from customers for services provided by the Company, net of discounts and sales taxes.

Revenue is generally recognized upon the closing of the transaction; the Company has no further performance obligations and collection is reasonably assured.

Income taxes

The ultimate realization of deferred tax assets is dependent upon future taxable income during the years in which these assets are deductible. A deferred tax asset is recognized to the extent that it is probable that the assets can be recovered based upon the probable timing and level of future taxable income together with future tax planning strategies. The Company regularly assesses all negative and positive evidence to evaluate the recoverability of its deferred tax assets including an evaluation of the nature and the amount of significant tax assets and their carry-forward period, the Company’s recent earnings history, forecasts of future earnings and the Company’s ability to reasonably forecast sufficient future earnings.

The Company participates in transactions for which the ultimate tax treatment is uncertain. The Company may provide a provision from time to time in respect of uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be incurred based on an assessment of all relevant factors. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, relevant taxing authorities. The Company believes that such additional liabilities would not have a material adverse impact on its combined financial condition taken as a whole.

Basis of Consolidation

The Company consolidates the investees that it directly or indirectly controls and therefore, generally consolidates its majority-owned subsidiaries.

The combined financial statements include net income and other comprehensive income of subsidiaries from the day on which control was obtained to the day on which control was lost. Adjustments have been made to the financial statements of subsidiaries as necessary, to adhere to the accounting policies adopted by the Company. All significant intercompany accounts and transactions have been eliminated.

HTO Nevada Inc. dba Kirkman

As of the date of resubmission of the S1, HTO Nevada continues to be owned by HTO Holdings. As part of our restructuring efforts, HTO Nevada will be acquired by Functional Brands. The resulting entity, Functional Brands Inc., with its wholly owned subsidiary HTO Nevada will be the public listed entity.

For the purposes of preparation of these financial statements, the operations of Functional Brands Inc. and HTO Nevada have been fully combined on a pro-forma basis.

Going Concern

The Company had a profit of $342,619 for the year ended December 31, 2022, and losses in the amount of $1,704,695 for the year ended December 31, 2021, As of December 31, 2022, its accumulated deficit was $1,408,008.

Management believes the Company’s present cash flows will not enable it to meet its obligations for twelve months from the date these financial statements are available to be issued. However, management is working to obtain new long-term financing. It is probable that management will obtain new sources of financing that will enable the Company to meet its obligations for the twelve-month period from the date the financial statements are available to be issued.

3.	DEPOSITS

Balance consists of deposits with a singular vendor for the purposes of processing raw hemp into finished goods inventory.

4.	INVENTORY

Inventory consisted of raw materials (minerals – magnesium, Calcium, vitamins, botanical extracts, hemp, trim and flower – CBG and CBD), finished goods (capsules, tablets, powders, creams, cigs, gummies, tinctures, pre-rolls, and vapes) and packaging & supplies (bottles, labels, covers, filters, tipping paper and packaging materials).

	December 31, 2022	December 31, 2021

Raw materials	$870,354	$948,340
Packaging, supplies & other	146,014	90,098
Finished goods	933,322	603,696
	$1,949,691	$1,642,135

5.	ACCOUNTS PAYABLE

Balance consists of trade payables and accruals.

	December 31, 2022	December 31, 2021

Trade payables	$243,384	$446,651
Accrued liabilities	-	24,434
	$243,384	$471,084

6.	OTHER CURRENT LIABILITIES

Balance represents advances for share subscriptions which were not issued until January 2023.

7.	RELATED PARTY TRANSACTIONS & BALANCES

HT Naturals Inc. (HTN)

During the current period, HTN bought for the production of its products from Kirkman $8,238 and received support from other related parties of $335,014.

HTO Nevada Inc. (Kirkman)

During the current period, Kirkman paid expenses on behalf of related parties in the amount of $412,778.

8.	SHARE CAPITAL

a)	Authorized share capital

1,000,000 common shares with a par value of $0.001 per share were initially authorized for issuance. On December 10, 2020, the Company altered its authorized share capital to 100,000,000 common shares with a par value of $0.00001 to be issued from its treasury.

b)	Issued share capital

The Initial Share of the Company was allotted and issued to Zayn Kalyan as fully paid on November 19, 2020, the date of the organization. The issuance of the Initial Share was recorded in the central securities register of the Company and represents the only share initially issued. The Company purchased the Initial Share from Zayn Kalyan for the price of $0.01 and the Initial Shared formed part of the authorized but unissued share capital of the Company. The repurchase of the Incorporator’s Share was recorded in the central securities register of the Company and the director confirms that no share certificate was issued or shall be issued in respect of the Initial Share.

On December 10, 2020, the Company entered into a licensing agreement with Hemptown Organics Corp. (the “licensor”) to use the Hemptown Naturals brand (the “asset”) on a non-exclusive, non-transferable basis for a period of 4 years. In return, 40,000,000 common shares were issued to the licensor at $0.001 per share with deemed proceeds of $40,000 as consideration.

As at December 31, 2021, the Company had 40,000,000 common shares issued and outstanding.

c)	Regulation Crowdfunding

Under the Securities act of 1933, the offer and sale of securities must be registered unless and exemption from registration is available. Title III of the Jumpstart Our Business Startups (JOBS) Act of 2012 added Securities Act Section 4(a)(6) that provides and exemption from registration for certain crowdfunding transactions. The Company is currently completing a Regulation Crowdfunding offering (“Offering”) subject to the above regulations and had filed its Offering statement on Form C through the EDGAR system and with the Title 3 Funds.com as intermediary.

The Offering is for up to a maximum of $5,000,000 at a price of $1.40 per share with an offering deadline of Dec 31, 2022. The securities purchased in this Offering will be subject to a number of restrictions including restriction on resale for a period of one year. The use of proceeds will be towards the fees associated with this Offering, further development of the Company’s business – sales & marketing, and for general working capital purposes. As at December 31, 2022, the Company has received proceeds of $2,947,060 consisting of gross proceeds of $3,180,707 and incurring transaction costs of $233,648. Shares of the Company from this Offering will be issued upon closing when all necessary conditions have been met.

9.	REVENUE

	December 31, 2022	December 31, 2021

HT Naturals	$180,623	$48,695
Kirkman	6,875,273	7,148,562
	$7,055,896	$7,197,256

10.	TAXATION

Tax losses for which no deferred tax asset was recognized expire as follows:

	December 31, 2021	Expiry Date	December 31, 2020	Expiry Date
Expire	$1,551,211	2031	$32,323	2030

11.	SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company received $1,976 with $650 in receivable at year-end, consisting of gross proceeds of $3,200 net of commissions and service charges of $1,874 from its Offering.

Shares of the Company from the Offering will be issued upon closing when all necessary conditions have been met.

Functional Brands Inc.

PRELIMINARY PROSPECTUS

Underwriter

JOSEPH GUNNAR & CO., LLC

_____________, 2023

Until [   ], 2023, 25 days after the date of this prospectus, all dealers that buy, sell or trade our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as Underwriter and with respect to their unsold allotments or subscriptions.

[Alternate Page for Resale Prospectus]

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 16, 2023

PRELIMINARY PROSPECTUS

FUNCTIONAL BRANDS INC.

Shares of Common Stock

This prospectus relates to [●] shares of common stock of Functional Brands Inc., par value $0.00001 per share, that may be sold from time to time by the selling shareholders named in this prospectus.

We will not receive any proceeds from the sales of outstanding common shares by the selling shareholders.

Currently, there is no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange (“NYSE”), under the symbol “[●]”. There can be no assurance that our common stock will be approved for listing on the NYSE.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

The selling shareholders may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales will occur at a fixed price of $ per share until our shares are listed on a national securities exchange. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling shareholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. Any participating broker-dealers and any selling shareholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933, as amended. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2023

[Alternate Page for Resale Prospectus]

THE OFFERING

Shares offered by the selling shareholders:	This prospectus relates to [●] shares of common stock that may be sold from time to time by the selling shareholders named in this prospectus.
Shares outstanding(1):	[●] shares of common stock (or [●] shares if the underwriters exercise the over-allotment option in full).
Use of proceeds:	We will not receive any proceeds from the sales of outstanding common stock by the selling shareholders.
Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 11.
Trading market and symbol:	We have applied to list our common stock on the NYSE under the symbol “[●]”. There can be no assurance that we will be approved for listing.

(1)	The number of shares of common stock outstanding assumes the issuance by us of shares of common stock pursuant to the Public Offering Prospectus filed contemporaneously herewith.

Alt-1

[Alternate Page for Resale Prospectus]

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling shareholders.

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[Alternate Page for Resale Prospectus]

SELLING SHAREHOLDERS

The shares of common stock being offered by the selling shareholders are those restricted shares previously issued to the selling shareholders. We are registering the shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of these shares, the selling shareholders have not had any material relationship with us within the past three years and based on the information provided to us by the selling shareholders, no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling shareholders and other information regarding the ownership of the common stock by each of the selling shareholders. The second column lists the number of shares of common stock owned by each selling shareholder. The third column lists the common stock being offered by this prospectus by the selling shareholders. The fourth column assumes the sale of all of the shares of common stock offered by the selling shareholders pursuant to this prospectus.

The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Number of Shares of Common Stock Beneficially Owned Prior to this	Number of Shares Being	Common Stock Beneficially Owned After this Offering
Name of Selling Shareholder	Offering	Offered	Shares	Percent(1)
			—	—
			—	—
			—	—
			—	—

			—	—
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[Alternate Page for Resale Prospectus]

PLAN OF DISTRIBUTION

Each selling shareholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares covered hereby on any stock exchange, market or trading facility on which the shares of common stock are traded or in private transactions. These sales will occur at a fixed price of $ per share until our ordinary shares are listed on a national securities exchange. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A selling shareholder may use any one or more of the following methods when selling the shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. The selling shareholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling shareholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling shareholder will attempt to sell shares in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling shareholders. The selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act, the Exchange Act and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders, but excluding brokerage commissions or underwriter discounts.

The selling shareholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling shareholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

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[Alternate Page for Resale Prospectus]

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person. In the event that any of the selling shareholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling shareholders will not be permitted to engage in short sales of common shares. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling shareholders will not be permitted to engage in a short sale of our shares. All of these limitations may affect the marketability of the shares.

If a selling shareholder notifies us that it has a material arrangement with a broker-dealer for the resale of the shares, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling shareholder and the broker-dealer.

Alt-5

[Alternate Page for Resale Prospectus]

LEGAL MATTERS

The validity of the securities offered, shares of common stock, covered by this prospectus will be passed upon by Lucosky Brookman LLP.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, NYSE listing fee and FINRA filing fee, are estimates. We will pay all these expenses.

Amount
SEC registration fee	$	*
NYSE listing fee		*
FINRA filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and related fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that none of our directors shall be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, agent of the corporation or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability.

Our Certificate of Incorporation and our Bylaws provide for indemnification of our directors and officers. Our Bylaws provide that we will indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a legal representative, director, officer or employee or agent of our company, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of our company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent will not, without more, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

II-1

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act.

The Company completed a Regulation Crowdfunding offering (“Offering”) under Section 4(a)(6) which provided an exemption from registration for certain crowdfunding transactions. The company filed its Offering statement on Form C through the EDGAR system and with Title3Funds.com as intermediary.

The Offering is for up to a maximum of $5,000,000 at a price of $1.40 per share with an offering deadline of Dec 31, 2022. The securities purchased in this Offering are subject to a number of restrictions including a restriction on resale for a period of one year.

On December 10, 2020, the Company entered into a licensing agreement with Hemptown Organics Corp. (the “licensor”) to use the Hemptown Naturals brand (the “asset”) on a non-exclusive, non-transferable basis for a period of 4 years. In return, 40,000,000 common shares were issued to the licensor at $0.001 per share with deemed proceeds of $40,000 as consideration.

Item 16. Exhibits

(a) Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Articles of Incorporation
3.2*	Amended and Restated Articles of Incorporation
3.3**	Bylaws of Functional Brands Inc.
4.1**	Form of Representative’s Warrant (included in Exhibit 1.1)
5.1**	Opinion of Lucosky Brookman LLP as to the legality of the shares
10.1*	License Agreement, dated July 12, 2021, between Trailer Park Boys Incorporated and Hemptown Organics Corp.
10.2*	Agreement, dated January 20, 2023, between HS Wholesale and Hemptown Naturals, Inc.
10.3*	Asset Purchase Agreement dated June 28, 2019
10.4*	Amendment No. 1 to the Asset Purchase Agreement dated November 30, 2021
10.5*	Amendment No. 2 to the Asset Purchase Agreement dated May 16, 2022
10.6*	Trademark Assignment Agreement dated July 11, 2019
10.7*	Domain Names Transfer Agreement dated July 11, 2019
10.8*	Assignment of Intangible Assets dated July 11, 2019
10.9*	Forbearance Agreement dated July 23, 2022
10.10*	First Amended Forbearance Agreement dated December [ ], 2022
10.11*	Employment Agreement, dated April 1, 2023, between HTO Holdings Inc., Functional Brands Inc. and Hemptown Organics Corp., and Eric Gripentrog
10.12*	Employment Agreement, dated April 1, 2023, between HTO Holdings Inc., Functional Brands Inc. and Hemptown Organics Corp., and Tariq Rahim
23.1*	Consent of BF Borges CPA PC
23.2**	Consent of Lucosky Brookman LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of this registration statement)
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nominating and Corporate Governance Committee Charter
99.4**	Consent of [●] as Director Nominee
99.5**	Consent of [●] as Director Nominee
99.6**	Consent of [●] as Director Nominee
107**	Filing Fee Table

**	To be filed by amendment.
*	Filed herewith.

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(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Oswego, State of Oregon, on August 16, 2023.

Functional Brands Inc.

By:	/s/ Eric Gripentrog
Eric Gripentrog Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Eric Gripentrog as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstituting, for him and his name, place stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file a new registration statement under Rule 461, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Eric Gripentrog	Chief Executive Officer	August 16, 2023
Eric Gripentrog

/s/ Tariq Rahim	Chief Financial Officer	August 16, 2023
Tariq Rahim

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